Exhibit 99.4

STALKING HORSE ASSET PURCHASE AND SUBSCRIPTION AGREEMENT

ALEAFIA HEALTH INC.

-AND-

EMBLEM CANNABIS CORPORATION

-AND-

CANABO MEDICAL CORPORATION

-AND-

ALEAFIA FARMS INC.

-AND-

ALEAFIA RETAIL INC.

AS COMPANIES

-AND-

RED WHITE & BLOOM BRANDS INC.

-AND-

RWB (PV) CANADA INC.

AS PURCHASER

4.1	Due Authorization and Enforceability of Obligations 19
4.2	Existence and Good Standing 19
4.3	Absence of Conflicts 19

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

Article 12 CLOSING		36
12.1	Location and Time of the Closing	36
12.2	Companies’ Deliveries at Closing	36
12.3	Purchaser’s Deliveries at Closing	37
12.4	Monitor	38
12.5	Simultaneous Transactions	38
12.6	Further Assurances	38
Article 13 GENERAL MATTERS		38
13.1	Confidentiality	38
13.2	Public Notices	39
13.3	Injunctive Relief	39
13.4	Survival	40
13.5	Non-Recourse	40
13.6	Assignment; Binding Effect	40
13.7	Notices	41
13.8	Counterparts; Electronic Signatures	42
Schedule 1.1(a) Permitted Encumbrances	1
Schedule 1.1(b) INTELLECTUAL PROPERTY	1
Schedule 1.1(c) Sale and Investment Solicitation Process	1
Schedule 2.3 Excluded Assets	1
Schedule 2.3(c)(d) Excluded Contracts and Excluded Leases	1
Schedule 2.4 Retained Liabilities	1
Schedule 2.5 Excluded Liabilities	1
Schedule 2.8(b) Implementation Steps	1
Schedule 4.6 Subsidiaries	1
Schedule 7.1(d) Transaction Regulatory Approvals	1

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THIS STALKING HORSE ASSET PURCHASE AND SUBSCRIPTION AGREEMENT is made as of August 10, 2023

BETWEEN:

ALEAFIA HEALTH INC. (“Aleafia Health”)

-and-

EMBLEM CANNABIS CORPORATION (“ECC”)

-and-

CANABO MEDICAL CORPORATION (“Canabo”)

-and-

ALEAFIA FARMS INC. (“Aleafia Farms”),

-and-

ALEAFIA RETAIL INC. (“Aleafia Retail”, and collectively with ECC, Canabo and Aleafia Farms, the “Companies”)

-and-

RED WHITE & BLOOM BRANDS INC. (“RWB”),

-and-

RWB (PV) CANADA INC. (“Purchaser”)

RECITALS:

A.	Aleafia Health, through certain of its wholly-owned subsidiaries, is a federally licensed Canadian cannabis company, operating pursuant to the Cannabis Act (Canada) and applicable provincial and municipal legislation in Ontario, Alberta, British Columbia, Saskatchewan and Manitoba, as well as providing virtual health and wellness services across Canada through a virtual cannabis clinic (the “Business”).

B.	On July 25, 2023, the Applicants (as hereinafter defined) commenced proceedings under the CCAA (as hereinafter defined) before the Ontario Superior Court of Justice (Commercial List) (the “CCAA Court”) to, among other things, seek creditor protection for, and certain relief in respect of, the Applicants (as hereinafter defined).

C.	The Applicants plan to obtain an order (the “SISP Order”) from the CCAA Court approving, among other things, the SISP (as hereinafter defined).

D.	Pursuant to the SISP, the Purchaser has been selected as the stalking horse bidder and as such, the Purchaser has agreed to (i) acquire certain assets from Aleafia Health, and (ii) subscribe for, and each of the Companies have agreed to issue, the Purchased Shares on and pursuant to the terms set forth herein if Purchaser becomes the successful bidder pursuant to the SISP.

NOW THEREFORE, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement,

“126” means 1260356 Ontario Limited, a corporation duly constituted under the laws of the Province of Ontario.

“126 Loan Amount” means cash in an amount sufficient to satisfy the outstanding obligations of the Applicants to 126 pursuant to the 126 Mortgage in the approximate amount of $5,444,106 as of July 31, 2023.

“126 Mortgage” means that certain mortgage/charge of land registered against title to real property owned by Aleafia Farms and municipally known as 2560 Regional Road 19, Scugog, Ontario in favour of 126 pursuant to Instrument No. DR2098410 on February 8, 2022. For greater certainty, “126 Mortgage” does not include any other security granted by any Applicant to 126, all of which shall form part of the Excluded Liabilities.

“Administration Charge” has the meaning given to it in the Initial Order.

“Administrative Expense Amount” means cash in the amount of $400,000, which shall be paid to the Monitor on the Closing Date and held by the Monitor, for the benefit of Persons entitled to be paid the Administrative Expense Costs, subject to the terms hereof.

“Administrative Expense Costs” means the reasonable and documented costs and expenses for services performed by the Monitor and its legal counsel after the Closing Date in connection with the CCAA Proceedings, the administration of such proceedings to their conclusion and this Agreement, including any bankruptcy of the remaining Applicants, to the extent such amount has not been pre-funded under the DIP Credit Facility Term Sheet prior to the Closing Date.

“Affiliate” means, with respect to any specified Person, any other Person which, directly or indirectly, through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person (for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise). For greater certainty, an Affiliate of a Person shall include such Person’s investment funds and managed accounts and any funds managed or directed by the same investment advisor.

“Agreement” means this stalking horse subscription agreement and all attachments and Exhibits, in each case as the same may be supplemented, amended, restated or replaced from time to time, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this stalking horse subscription agreement and all attached Schedules and

Exhibits, and unless otherwise indicated, references to Articles, Sections, Schedules and Exhibits are to Articles, Sections, Schedules and Exhibits in this stalking horse subscription agreement.

“Aleafia” means Aleafia Inc., a corporation duly constituted under the laws of the Province of Ontario.

“Aleafia Brands” means Aleafia Brands Inc., a corporation duly constituted under the laws of the Province of Ontario.

“Aleafia Farms” means Aleafia Farms Inc. a corporation duly constituted under the laws of the Province of Ontario.

“Aleafia Farms Purchased Shares” has the meaning given to such term in Section 2.1(c).

“Aleafia Health” means Aleafia Health Inc., a corporation duly constituted under the laws of the Province of Ontario.

“Aleafia Retail” means Aleafia Retail Inc., a corporation duly constituted under the laws of the Province of Ontario.

“Aleafia Retail Purchased Shares” has the meaning given to such term in Section 2.1(d).

“Applicable Law” means any transnational, domestic or foreign, federal, provincial, territorial, state, local or municipal (or any subdivision of any of them) law (including common law and civil law), statute, ordinance, rule, regulation, restriction, limit, by-law (zoning or otherwise), judgment, order, direction or any consent, exemption, Transaction Regulatory Approval, or any other legal requirements of, or agreements with, any Governmental Authority, that applies in whole or in part to the transactions contemplated by this Agreement, the members of the Applicants, the Purchaser, the Business, or any of the Purchased Shares, the Purchased IP or the Retained Liabilities.

“Applicants” means, collectively, Aleafia Health, Emblem, ECC, Emblem Realty, Growwise, Canabo, Aleafia, Aleafia Farms, Aleafia Brands, Aleafia Retail, 2672533 Ontario Inc., and 2676063 Ontario Inc., and from and after the time Residual Co. becomes an applicant under the Initial Order, “Applicants” shall include Residual Co.

“Approval and Vesting Order” means an order of the CCAA Court in a form to be mutually agreed upon by the Purchaser and the Applicants, each acting reasonably.

“Articles of Amendment” means, to the extent required, articles of amendment or reorganization in respect of each of the Companies’ authorized and issued capital to create a new class of shares of each such entity, as applicable, and effecting such other changes to the articles of each of the Companies, as applicable, in order to consummate the transactions pursuant to this Agreement, such articles of amendment to be in form and substance satisfactory to the Purchaser, acting reasonably.

“Back-up Bid” has the meaning given to such term in the SISP.

“Business” has the meaning given to such term in Recital A.

“Business Day” means any day, other than a Saturday or Sunday, on which the principal commercial banks in Toronto, Ontario are open for commercial banking business during normal banking hours.

“Canabo” means Canabo Medical Corporation, a corporation duly constituted under the federal laws of Canada.

“Canabo Purchased Shares” has the meaning given to such term in Section 2.1(b).

“Cash Consideration” has the meaning given to such term in Section 3.1(e).

“Causes of Action” means any action, claim, cross claim, third party claim, damage, judgment, cause of action, controversy, demand, right, action, suit, obligation, liability, debt, account, defense, offset, power, privilege, license, lien, indemnity, interest, guaranty, or franchise of any kind or character whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, contingent or non-contingent, liquidated or unliquidated, disputed or undisputed, secured or unsecured, assertable directly or derivatively, matured or unmatured, suspected or unsuspected, in contract or in tort, at law or in equity, or pursuant to any other theory of law or otherwise, of the Purchased Entities against any Person, in each case based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Closing Time (which Causes of Action for the avoidance of doubt shall be retained by the applicable Purchased Entity on Closing).

“CCAA” means the Companies’ Creditors Arrangement Act (Canada), as amended.

“CCAA Charge Amount” means cash in an amount sufficient to satisfy the amounts owing in respect of obligations secured by the CCAA Charges (without duplication to amounts satisfied as Administrative Expense Costs or by the Priority Payment Amount).

“CCAA Charges” means the Administration Charge and the Directors’ Charge.

“CCAA Court” has the meaning given to such term in Recital B.

“CCAA Proceedings” means the proceedings commenced under the CCAA by the Applicants pursuant to the Initial Order.

“CCAA Process Expense Amount” means cash in an amount of the Administrative Expense Amount and the CCAA Charge Amount.

“Claims” means any and all demands, claims, liabilities, actions, causes of action, counterclaims, expenses, costs, damages, losses, suits, debts, sums of money, refunds, accounts, indebtedness, rights of recovery, rights of set-off, rights of recoupment and liens of whatever nature (whether direct or indirect, absolute or contingent, asserted or unasserted, secured or unsecured, matured or not yet matured due or to become due, accrued or unaccrued or liquidated or unliquidated) and including all costs, fees and expenses relating thereto.

“Closing” means the completion of the purchase of the Purchased Shares and Purchased IP and the transactions in accordance with the provisions of this Agreement.

“Closing Date” means a date no later than five (5) Business Days after the conditions set forth in Article 7 have been satisfied or waived, other than the conditions set forth in Article 7 that by their terms are to be satisfied or waived at the Closing (or such other date agreed to by the Parties in writing); provided that, if there is to be a Closing hereunder, then the Closing Date shall be no later than the Outside Date.

“Closing Documents” means all contracts, agreements, certificates and instruments required by this Agreement to be delivered at or before the Closing.

“Closing Time” means 10:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Parties agree in writing that the Closing Time shall take place.

“Companies” means, collectively, ECC, Canabo, Aleafia Farms and Aleafia Retail.

“Credit Bid Consideration” has the meaning given to such term in Section 3.1(b).

“Credit Bid Releases” means a full and final release of all Applicants of their respective obligations under the Senior Loan Agreement and the DIP Facility Term Sheet, which shall be in form and substance satisfactory to the Applicants and the Monitor, each acting reasonably.

“DIP Facility” means the credit facility in the maximum principal amount of $6,600,000 made available by RWB to the Applicants pursuant to the DIP Facility Term Sheet.

“DIP Facility Term Sheet” means the Amended and Restated DIP Facility Term Sheet effective as of July 24, 2023 among Aleafia Health, ECC and Aleafia Farms, as borrowers, and all other Applicant entities, as guarantors, and RWB as DIP lender, as such agreement may be amended, restated, supplemented and/or otherwise modified from time to time in accordance with the terms thereof.

“Directors Charge” has the meaning given to it in the Initial Order.

“EA” means the Excise Act, 2001 (Canada).

“ECC” means Emblem Cannabis Corporation, a corporation duly constituted under the federal laws of Canada.

“ECC Purchased Shares” has the meaning given to such term in Section 2.1(a).

“Emblem” means Emblem Corp., a corporation duly constituted under the federal laws of Canada.

“Emblem Realty” means Emblem Realty Ltd., a corporation duly constituted under the laws of the Province of Ontario.

“Encumbrance” means any security interest (whether contractual, statutory or otherwise), lien, prior claim, charge, hypothec, reservation of ownership, pledge, encumbrance, mortgage, trust (including any statutory, deemed or constructive trust), option or adverse claim or encumbrance of any nature or kind.

“Environment” means the ambient air, all layers of the atmosphere, all water including surface water and underground water, all land, all living organisms and the interacting natural systems that include components of air, land, water, living organisms and organic and inorganic matter, and includes indoor spaces.

“Environmental” means of, relating to, or pertaining to the Environment.

“Environmental Disclosure” has the meaning given to such term in Section 9.4(i)

“Environmental Investigations” has the meaning given to such term in Section 9.2(d).

“Equity Interests” means any capital share, capital stock, partnership, membership, joint venture or other ownership or equity interest, participation or securities (whether voting or nonvoting, whether preferred, common or otherwise, and including share appreciation, contingent interest or similar rights) of a Person.

“ETA” means Part IX of the Excise Tax Act (Canada).

“Excluded Assets” has the meaning given to such term in Section 2.3.

“Excluded Contracts” means contracts of the Purchased Entities as specified on Schedule 2.3(c)(d), as such schedule may be supplemented or modified in accordance with Section 2.3(f).

“Excluded Leases” means those leases of the Purchased Entities as specified in Schedule 2.3(c)(d), as such schedule may be supplemented or modified in accordance with Section 2.3(f).

“Excluded Liabilities” has the meaning given to such term in Section 2.5.

“Expense Reimbursement” has the meaning given to such term in Section 9.1.

“Filing Date” means July 25, 2023.

“Final Order” means with respect to any order or judgment of the CCAA Court, or any other court of competent jurisdiction, with respect to the subject matter addressed in the CCAA Proceedings or the docket of any court of competent jurisdiction, that such order or judgement has not been vacated, set aside, reversed, stayed, modified or amended, and as to which the applicable periods to appeal, or seek certiorari or move for a new trial, reargument, or rehearing has expired and no appeal, leave to appeal, or petition for certiorari or other proceedings for a new trial, reargument, or rehearing has been timely taken or filed, or as to which any appeal has been taken or any petition for certiorari or leave to appeal that has been timely filed has been withdrawn or resolved in a manner acceptable to the Companies and the Purchaser, each acting reasonably, by the highest court to which the order or judgment was appealed or from which leave to appeal or certiorari was sought or the new trial, reargument, or rehearing shall have been denied, resulted in no modification of such order or has otherwise been dismissed with prejudice.

“Fundamental Representations and Warranties of Companies” means the representations and warranties of each of the Companies and Aleafia Health included in Sections 4.1 [Due Authorization and Enforceability of Obligations], 4.2 [Existence and Good Standing] and 4.3 [Absence of Conflicts].

“GAAP” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Governmental Authority” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them, or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“Grimsby Property” means the lands and premises municipally known as 378 South Service Road, Grimsby, Ontario and legally described under PIN 46033-0368 (LT) as 1STLY: PT LT 1 CON 1 NORTH GRIMSBY DESIGNATED AS PT 2 30R13028 & PT 18 30R13499; 2NDLY PT LT A EAST GORE NORTH GRIMSBY DESIGNATED AS PTS 4, 5, 8, 9, 10 30R13028; S/T RO437966; SUBJECT TO AN EASEMENT IN GROSS OVER PART LOT A, EAST GORE, NORTH GRIMSBY, PART 4, 30R13028 AS IN NR529869; TOWN OF GRIMSBY

“Growwise” means Growwise Health Limited, a corporation duly constituted under the laws of the Province of Ontario.

“GST/HST” means all goods and services tax and harmonized sales tax imposed under the ETA.

“Guaranteed Obligations” has the meaning given to such term in Article 8(a).

“Implementation Steps” has the meaning given to such term in Section 2.8(b).

“Initial Order” means the Amended and Restated Initial Order dated August 4, 2023 granted by the CCAA Court pursuant to the CCAA, as may be further amended and restated from time to time.

“Intercompany Claim” means any claim that may be asserted against any of the Purchased Entities by or on behalf of any other Purchased Entity.

“IP Assignment Agreement” means an intellectual property assignment agreement to be entered into between Aleafia Health and the Purchaser, assigning all of Aleafia Health’s right, title and interest throughout the world in and to the Purchased IP to the Purchaser.

“Licences” means, collectively, the following:

(a)	ECC:

(i)	On August 26, 2015, Health Canada issued producer’s Licence number 10-MM0167 to ECC (the “Paris Licence”), re-issued under LIC- 0CNIN0V9QK in November of 2018, as was later amended, expanded and re-authorized. The Paris Licence has a current term ending on January 20, 2028;

(ii)	On April 29, 2021, Health Canada issued a research license number under Licence number LIC-28X6T94W2Y (the “Paris Research Licence”) to ECC. The Paris Research Licence has a current term ending on April 7, 2026;

(iii)	On February 12, 2021, Health Canada issued Licence LIC-CTHF6SVA0C to ECC to operate the distribution centre, which expires on February 12, 2024 and authorizes cannabis storage and the fulfilment of orders to other Licence holders, medical patients and adult-use provincial wholesalers;

(iv)	Effective October 17, 2022, Canada Revenue Agency renewed Licence numbers 85070 8975 RD0002 and 85070 8975 RD0005 held by ECC, which are currently set to expire on October 16, 2023.

(b)	Aleafia Farms:

(i)	On October 13, 2017, Health Canada issued Licence number LIC- GYAJNCME6L to Aleafia Farms (the “Scugog Licence”), as was variously renewed, re-authorized and amended. The Scugog Licence has a current term ending on October 9, 2023;

(ii)	On March 13, 2020, Health Canada issued Licence LIC-VTQAQTTMOL to Aleafia Farms, which expires on June 13, 2024;

(iii)	Effective October 17, 2022, Canada Revenue Agency renewed Licence number 88009 9247 held by Aleafia Farms, which is currently set to expire October 16, 2024; and

(c)	Any and all other permits, licences, authorizations, consents, concessions, exemptions, leases, grants, permits, rights, privileges, approvals or other evidence of authority from any Governmental Authority and related to the Business and that has been issued to, granted to, conferred upon, or otherwise created for, any Purchased Entity, relating to authorizations or otherwise to plant, grow, cultivate, extract, produce, process, store, destroy, sell, provide, ship, deliver, transport and/or distribute cannabis under Applicable Law.

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that has had a material adverse effect on: (i) the Business, assets, liabilities, financial conditions or results of operations of the Purchased Entities, taken as a whole; or (ii) prevents the ability of any of the Purchased Entities to perform their obligations under, or to consummate the transactions contemplated by, this Agreement, but excluding any such change, effect, event, occurrence, state of facts or development attributable to or arising from: (A) general economic or business conditions; (B) Canada, the U.S. or foreign economies, or financial, banking or securities markets in general, or other general business, banking, financial or economic conditions (including: (I) any disruption in any of the foregoing markets; (II) any change in the currency exchange rates; or (III) any decline or rise in the price of any security, commodity, contract or index); (C) acts of God or other calamities, pandemics (including COVID-19 and any Governmental Authorities response thereto), national or international political or social conditions, including the engagement and/or escalation by the U.S. or Canada in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the U.S. or Canada or any of their territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the U.S. or Canada; (D) the identity of the Purchaser or its Affiliates; (E) conditions affecting generally the industry in which any of the Purchased Entities participate; (F) the public announcement of, entry into or pendency of, actions required or contemplated by or performance of obligations under, this Agreement or the transactions contemplated by this Agreement, or the identity of the Parties; (G) changes in Applicable Laws or the interpretation thereof; (H) any change in GAAP or other accounting requirements or principles; (I) national or international political, labor or social conditions; (J) the failure of the Purchased Entities to meet or achieve the results set forth in any internal projections (but not the underlying facts giving rise to such failure unless such facts are otherwise excluded pursuant to the clauses contained in this definition); or (K) any change resulting from compliance with the terms of, or any actions taken (or not taken) by any Party pursuant to or in accordance with, this Agreement; provided that the exceptions set forth in clauses (A), (B), (C), (E), (G), (H) or (I) shall not apply to the extent that such event is disproportionately adverse to the Purchased Entities, taken as a whole, as compared to other companies in the industries in which the Purchased Entities operate.

“Monitor” means KSV Restructuring Inc., as Court-appointed monitor of the Applicants in the CCAA Proceedings, and not in its personal or corporate capacity.

“Monitor’s Certificate” means the certificate delivered to the Purchaser, and filed with the CCAA Court, by the Monitor certifying that the Monitor has received written confirmation in form and substance satisfactory to the Monitor, in its sole discretion, from each of the Companies, Aleafia Health and the Purchaser that all conditions to Closing have been satisfied or waived by the applicable Parties and the transactions contemplated by this Agreement have been completed.

“Order” means any order of the Court made in the CCAA Proceedings, or any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

“Outside Date” has the meaning given to such term in Section 11.1(c).

“Paris Property” means the lands and premises municipally known as 20 Woodslee Avenue, Paris, Ontario and legally described under PIN 23040-0546 (LT) as FIRSTLY: PART LOT 30 CONCESSION 2 SOUTH DUMFRIES PARTS 1 2 AND 3 2R5663; SECONDLY: PART LOT 30 CONCESSION 2 SOUTH DUMFRIES PARTS 1 AND 2 2R7264; COUNTY OF BRANT

“Parties” means the Companies, Aleafia Health and the Purchaser collectively, and “Party” means any of the Companies, Aleafia Health or the Purchaser, as the context requires.

“Permitted Encumbrances” means the Encumbrances listed in Schedule 1.1(a) .

“Person” includes an individual, partnership, firm, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, entity, corporation, unincorporated association, or organization, syndicate, committee, court appointed representative, the government of a country or any political subdivision thereof, or any agency, board, tribunal, commission, bureau, instrumentality, or department of such government or political subdivision, or any other entity, howsoever designated or constituted, including any Taxing Authority, and the trustees, executors, administrators, or other legal representatives of an individual, and for greater certainty includes any Governmental Authority.

“Post-Closing Straddle Tax Period” has the meaning given to such term in Section 9.5(c).

“Pre-Closing Straddle Tax Period” has the meaning given to such term in Section 9.5(c).

“Priority Payment Amount” means an amount equal to those priority payments prescribed under subsections 6(3), 6(5)(a) and 6(6) of the CCAA.

“Property” has the meaning given to such term in Schedule 1.1(a).

“Purchase Price” has the meaning given to such term in Section 3.1.

“Purchased Entities” means ECC, Growwise, Canabo, Aleafia Retail and Aleafia Farms, and “Purchased Entity” means any one of them.

“Purchased IP” means (i) any and all of Aleafia Health’s registered or unregistered proprietary rights, including rights licensed or leased by Aleafia Health, anywhere in the world provided under patent law, copyright law, trademark law, design patent or industrial design law, trade secret law, plant breeders rights law, or any other statutory provision or common law principle that provides a right in either intellectual property or the expression or use of intellectual property, including, without limitation, patents and inventions, copyrights and works of authorship, whether or not copyrightable, and the trademarks, however depicted, listed in Schedule 1.1(b) hereto, all registrations and applications and all issuances, extensions and renewals thereof, all goodwill and reputation associated with the foregoing, any and all legal actions and rights and remedies at law or in equity for past infringements of the foregoing, and all rights to file for, obtain and maintain registrations for the foregoing; and (ii) any and all domain names registered on behalf of Aleafia Health including the domains listed in Schedule 1.1(b) hereto.

“Purchased Shares” has the meaning given to such term in Section 2.1(b).

“Purchaser” has the meaning given to such term in the preamble to this Agreement.

“Residual Co.” means a company to be formed by an Applicant, or one of the Applicants, that is not a Purchased Entity, such entity in form satisfactory to the Purchaser, acting reasonably, prior to the Closing; provided, that (i) no such entity shall be a flow through entity for Canadian purposes unless approved by the Purchaser; and (ii) if required by the Purchaser or the Applicants, each acting reasonably, or the Monitor, in order to effect the transactions contemplated herein a tax efficient manner mutually agreed upon by the Parties, or allow the Monitor to better administer the CCAA Proceedings following the Closing Date, there may need to be more than one “Residual Co.”, and, in that case, the term “Residual Co.” shall refer to any or all such entities, as the context requires.

“Restructuring Period Claim” means any Claim owed by any Applicant arising out of the restructuring, disclaimer, resiliation, termination or breach by such Applicant on or after the Filing Date, of any contract, lease or other agreement, whether written or oral.

“Restructuring Period D&O Claim” means any Claim against one or more of the directors and/or officers of the Applicants, arising after the Filing Date, whether or not such right or Claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present, future, known, or unknown, by guarantee, surety or otherwise, and whether or not such right is executory or anticipatory in nature, including any assessments and any right or ability of any Person to advance a Claim for contribution, indemnity or otherwise against any of such directors and/or officers with respect to any matter, action, cause or chose in action, whether existing at present or arising or commenced in the future, for which any such director or officer is alleged to be, by statute or otherwise by law or equity, liable to pay in his or her capacity as a director or officer.

“Retained Liabilities” has the meaning given to such term in Section 2.4.

“RWB” means Red White & Bloom Brands Inc.

“Scugog Property” means the lands and premises municipally known as 2560 Regional Road 19, Scugog, Ontario and legally described under PIN 26764-0137 (LT) as PT LT 2, CON 2, CARTWRIGHT; BEING PT 1, 40R3687 AND PT 1, 40R25294; TOWNSHIP OF SCUGOG

“Senior Loan Agreement” means that certain loan agreement dated as of December 24, 2021 between each of Aleafia Health, ECC and Aleafia Farms, as borrowers, each of ECC, Canabo and Aleafia, as guarantors, and NE SPC II LP, as lender, as amended on March 28, 2022, June 17, 2022, April 26, 2023, May 15, 2023 and May 31, 2023, as such loan agreement and all security and ancillary documents granted in favour of NE SPC II LP was assigned by NE SPC II LP to RWB pursuant to an assignment of indebtedness and security agreement dated as of June 6, 2023, as the same may have been further amended from time to time.

“SISP” means the Sale and Investment Solicitation Process approved by the SISP Order, as may be amended by the CCAA Court from time to time, which must be acceptable to the Purchaser, acting reasonably, and substantially in the form of the Sale and Investment Solicitation Process attached hereto as Schedule 1.1(c).

“SISP Order” has the meaning ascribed to it in Recital C.

“Stalking Horse Bid” has the meaning given to such term in the SISP.

“Straddle Period” has the meaning given to such term in Section 9.5(c).

“Straddle Period Tax Returns” has the meaning given to such term in Section 9.5(d).

“Successful Bid(s)” has the meaning given to such term in the SISP.

“Successful Bidder(s)” has the meaning given to such term in the SISP.

“Tax” and “Taxes” means taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever (including withholding on amounts paid to or by any Person) imposed by any Taxing Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Taxing Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, GST/HST, value added, consumption, sales, use, excise, stamp, withholding, business, franchising, escheat, property, development, occupancy, employer health, payroll, employment, health, disability, severance, unemployment, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and Canada, Ontario, and other government pension plan premiums or contributions.

“Tax Act” means the Income Tax Act (Canada) and shall also include a reference to any applicable and corresponding provisions under the income tax laws of a province or territory of Canada, as applicable.

“Tax Return” means any return, declaration, report, statement, information statement, form, election, amendment, claim for refund, schedule or attachment thereto or other document filed or required to be filed with a Taxing Authority with respect to Taxes.

“Taxing Authorities” means His Majesty the King in right of Canada, His Majesty the King in right of any province or territory of Canada, the Canada Revenue Agency, any similar revenue or taxing authority of Canada and each and every province or territory of Canada and any political subdivision thereof, and any Canadian or other Governmental Authority exercising taxing authority or power, and “Taxing Authority” means any one of the Taxing Authorities.

“Terminated Employees” means those individuals currently employed by a Purchased Entity who have not been offered employment by the Purchaser prior to Closing, or who shall be terminated by the applicable Purchased Entity effective as of the Closing Date, such individuals deemed to be Terminated Employees pursuant to Section 9.6(c).

“Transaction Regulatory Approvals” means any material license, permits approvals and/or grants required from any Governmental Authority or under any Applicable Laws relating to the business and operations of the Purchased Entities or the Purchaser that would be required to be obtained in order to permit the Companies and the Purchaser to complete the transactions contemplated by this Agreement and for the Purchased Entities to carry on the Business following the Closing Date.

1.2	Statutes

Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, re-enacted or replaced.

1.3	Headings, Table of Contents, etc.

The provision of a table of contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the interpretation of this Agreement. The recitals to this Agreement are an integral part of this Agreement.

1.4	Gender and Number

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5	Currency

Except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in Canadian dollars. References to “$” are to Canadian dollars.

1.6	Certain Phrases

In this Agreement (i) the words “including”, “includes” and “include” and any derivatives of such words mean “including (or includes or include) without limitation” and (ii) the words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”. The expression “Article”, “Section” and other subdivision followed by a number, mean and refer to the specified Article, Section or other subdivision of this Agreement.

1.7	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon (i) such a determination of invalidity or unenforceability or (ii) any change in Applicable Law or other action by any Governmental Authority which materially detracts from the legal or economic rights or benefits, or materially increases the obligations, of any Party or any of its Affiliates under this Agreement, the Parties shall negotiate to modify this Agreement in good faith so as to effect the original intent of the Parties as closely as possible in an acceptable manner so that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

1.8	Entire Agreement

This Agreement and the agreements and other documents required to be delivered pursuant to this Agreement, constitute the entire agreement among the Parties, and set out all the covenants, promises, warranties, representations, conditions and agreements among the Parties in connection with the subject matter of this Agreement, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral among the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement.

1.9	Waiver, Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing by all Parties hereto, and provided that such amendment is consented to by the Monitor. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.10	Governing Law; Jurisdiction and Venue

This Agreement, the rights and obligations of the Parties under this Agreement, and any Claim or controversy directly or indirectly based upon or arising out of this Agreement or the transactions contemplated by this Agreement (whether based on contract, tort or any other theory), including all matters of construction, validity and performance, shall in all respects be governed by, and interpreted, construed and determined in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to the conflicts of law principles thereof. The Parties consent to the exclusive jurisdiction and venue of the CCAA Court for the resolution of any such disputes arising under this Agreement. Each Party agrees that service of process on such Party as provided in Section 13.7 shall be deemed effective service of process on such Party.

1.11	Incorporation of Schedules and Exhibits

Any schedule or exhibit attached thereto, and any schedule or exhibit attached to this Agreement, is an integral part of this Agreement.

1.12	Accounting Terms

All accounting terms used in this Agreement are to be interpreted in accordance with GAAP unless otherwise specified.

1.13	Non-Business Days

Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.

1.14	Computation of Time Periods

If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Agreement, then the first day of the period is not counted, but the day of its expiry is counted.

ARTICLE 2

SUBSCRIPTION AND ASSET PURCHASE

2.1	Agreement to Subscribe for and Issue Purchased Shares

(a)	Upon and subject to the terms and conditions of this Agreement, at the Closing and effective as of the Closing Time, and subject to the completion of the Implementation Steps required to be completed prior to the Closing Time, ECC shall issue to the Purchaser, and the Purchaser shall subscribe for that number of shares in the share capital of ECC from treasury, to be specified by the Purchaser at least seven (7) days prior to the hearing of the Applicants’ motion to the CCAA Court seeking the Approval and Vesting Order, which shares shall be free and clear of all Encumbrances (the “ECC Purchased Shares”).

(b)	Upon and subject to the terms and conditions of this Agreement, at the Closing and effective as of the Closing Time, and subject to the completion of the Implementation Steps required to be completed prior to the Closing Time, Canabo shall issue to the Purchaser, and the Purchaser shall subscribe for that number of shares in the share capital of Canabo from treasury, to be specified by the Purchaser at least seven (7) days prior to the hearing of the Applicants’ motion to the CCAA Court seeking the Approval and Vesting Order, which shares shall be free and clear of all Encumbrances (the “Canabo Purchased Shares”).

(c)	Upon and subject to the terms and conditions of this Agreement, at the Closing and effective as of the Closing Time, and subject to the completion of the Implementation Steps required to be completed prior to the Closing Time, Aleafia Farms shall issue to the Purchaser, and the Purchaser shall subscribe for that number of shares in the share capital of Aleafia Farms from treasury, to be specified by the Purchaser at least seven (7) days prior to the hearing of the Applicants’ motion to the CCAA Court seeking the Approval and Vesting Order, which shares shall be free and clear of all Encumbrances (the “Aleafia Farms Purchased Shares”).

(d)	Upon and subject to the terms and conditions of this Agreement, at the Closing and effective as of the Closing Time, and subject to the completion of the Implementation Steps required to be completed prior to the Closing Time, Aleafia Retail shall issue to the Purchaser, and the Purchaser shall subscribe for that number of shares in the share capital of Aleafia Retail from treasury, to be specified by the Purchaser at least seven (7) days prior to the hearing of the Applicants’ motion to the CCAA Court seeking the Approval and Vesting Order, which shares shall be free and clear of all Encumbrances (the “Aleafia Retail Purchased Shares”, and together with the ECC Purchased Shares, the Canabo Purchased Shares and the Aleafia Farms Purchased Shares, the “Purchased Shares”).

(e)	Pursuant to the Approval and Vesting Order and, if required, the Articles of Amendment, in accordance with the Implementation Steps, all Equity Interests of each of ECC, Canabo, Aleafia Farms and Aleafia Retail as applicable, outstanding prior to the issuance of the Purchased Shares, other than the Purchased Shares, shall be cancelled, without consideration, and the Purchased Shares shall represent 100% of the outstanding Equity Interests in each of ECC, Canabo, Aleafia Farms and Aleafia Retail after such cancellation and issuance.

(f)	For the avoidance of doubt, upon the Closing and after the completion of the Implementation Steps, each of the Purchased Entities shall be wholly owned, directly or indirectly, by the Purchaser.

2.2	Agreement to Purchase the Purchased IP

Subject to the terms and conditions of this Agreement, effective as and from the Closing Time, Aleafia Health shall sell, assign and transfer the Purchased IP to the Purchaser (or as the Purchaser may direct), and the Purchaser shall Purchase the Purchased IP from Aleafia Health, free and clear of all Encumbrances and liabilities, with the result that the Purchaser shall become the owner of the Purchased IP and Aleafia Health shall agree to irrevocably and perpetually waive any and all moral rights and other non-assignable rights throughout the world which Aleafia Health may now or at any time possess in respect of the works comprised within the Purchased IP, to the full extent permitted by applicable laws.

2.3	Excluded Assets

Notwithstanding any provision of this Agreement to the contrary, as of the Closing, the assets of the Purchased Entities shall not include any of the following assets, together with any other assets as set forth on Schedule 2.3 (collectively, the “Excluded Assets”):

(a)	the Cash Consideration;

(b)	the Tax records and returns, and books and records pertaining thereto and other documents, in each case, that primarily or solely relate to any of the Excluded Liabilities or Excluded Assets, provided that the applicable Purchased Entity may take copies of all Tax records and books and records pertaining to such records to the extent necessary or useful for the carrying on of the Business after Closing, including the filing of any Tax Return;

(c)	the Excluded Contracts;

(d)	the Excluded Leases;

(e)	any rights which accrue to Residual Co. under the transaction documents; and

(f)	any other asset, including contracts and leases, identified by the Purchaser to the Companies in writing as an Excluded Asset at least seven (7) days prior to the hearing of the Applicants’ motion to the CCAA Court seeking the Approval and Vesting Order.

2.4	Retained Liabilities

Pursuant to this Agreement and the Approval and Vesting Order, as of the Closing Time, in accordance with Section 2.7 hereof, the only obligations and liabilities of the Purchased Entities shall consist of only the items specifically set forth below (collectively, the “Retained Liabilities”); provided, for the avoidance of doubt, that the Retained Liabilities of any Purchased Entity pursuant to this Section 2.4 shall continue to be liabilities of the applicable Purchased Entity as of the Closing:

(a)	all post-filing Claims set out in Schedule 2.4;

(b)	all liabilities of the Purchased Entities arising from and after Closing;

(c)	Tax liabilities of the Purchased Entities for any period, or the portion thereof, beginning on or after the Closing Date; and

(d)	those specific Retained Liabilities set forth in Schedule 2.4.

2.5	Excluded Liabilities

Except as expressly retained pursuant to, or specifically contemplated by, Section 2.4, all Claims and all debts, obligations and liabilities of the Purchased Entities or any predecessors thereof, of any kind or nature, shall be assigned to, and become the sole obligation of, Residual Co. pursuant to the terms of the Approval and Vesting Order and this Agreement, and, as of the Closing, the Purchased Entities shall not have any obligation, duty, or liability of any kind whatsoever, except as expressly retained pursuant to Section 2.4, whether accrued, contingent, known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, unliquidated, absolute, accrued, contingent or otherwise, and whether due or to become due, and such liabilities or obligations shall be the sole responsibility of Residual Co., including inter alia, the non-exhaustive list of those certain liabilities set forth in Schedule 2.5 and any and all liability relating to any change of control provision that may arise in connection with the change of control contemplated by the transactions hereunder and to which the Purchased Entities may be bound as at Closing, all liabilities relating to or under the Excluded Contracts, the Excluded Leases and Excluded Assets, liabilities for employees whose employment with the Purchased Entities is terminated on or before Closing, including the Terminated Employees, the Restructuring Period Claims, and the Restructuring Period D&O Claims (collectively, the “Excluded Liabilities”). Purchaser may, with the consent of the Companies and the Monitor, which consent shall not be unreasonably withheld, amend the clarifying items listed in Schedule 2.5 as specifically enumerated Excluded Liabilities at least seven (7) days prior to the hearing of the Applicants’ motion to the CCAA Court seeking the Approval and Vesting Order.

2.6	Transfer of Excluded Liabilities to Residual Co.

On the Closing Date, pursuant to the terms of the Approval and Vesting Order, the Purchased Entities shall assign and transfer the Excluded Liabilities to Residual Co., and Residual Co. shall assume the Excluded Liabilities for the consideration set out in Section 2.7. All of the Excluded

Liabilities shall be discharged from the Purchased Entities as of the Closing, pursuant to the Approval and Vesting Order.

2.7	Transfer of Excluded Assets to Residual Co.

On the Closing Date, pursuant to the terms of the Approval and Vesting Order and in consideration for Residual Co. assuming the Excluded Liabilities pursuant to Section 2.6 of this Agreement, the Purchased Entities shall assign and transfer the Excluded Assets to Residual Co., and the Excluded Assets shall vest in Residual Co. pursuant to the Approval and Vesting Order.

2.8	Pre-Closing and Closing Reorganization

(a)	The specific mechanism for implementing the Closing, payment of the Credit Bid Consideration and Cash Consideration, and the structure of the transactions contemplated by this Agreement shall be structured in a tax efficient manner mutually agreed upon by the Parties, each acting reasonably.

(b)	On or prior to the Closing Date, Aleafia Health shall effect, or cause any other Applicant to effect, the transaction steps and pre-closing reorganization (collectively, the “Implementation Steps”) as set forth on a schedule to be agreed upon by Aleafia Health, the Companies and the Purchaser, each acting reasonably, and in consultation with the Monitor, at least seven (7) days prior to the hearing of the Applicants’ motion to the CCAA Court seeking the Approval and Vesting Order; provided that in no event will the Implementation Steps described in Schedule 2.8(b) be materially prejudicial to the interests of the Purchaser or the Purchased Entities under the other sections of this Agreement. The Implementation Steps may include, without limitation, the formation of new entities required to implement the transactions contemplated by this Agreement in a tax efficient manner, consistent with Section 2.8(a).

(c)	The Implementation Steps, including the compromises and releases to be effective on the Closing Date, shall occur, and be deemed to have occurred in the order, manner and at such time to be set out in Schedule 2.8(b)

(d)	If the Purchaser is the Successful Bidder, the timing and/or sequence of the Implementation Steps and the Closing on the Closing Date may be altered at the request of the Purchaser, acting reasonably, and after consultation with the Monitor.

ARTICLE 3

PURCHASE PRICE AND RELATED MATTERS

3.1	Purchase Price

The total aggregate consideration payable by the Purchaser for the Purchased Shares and Purchased IP (the “Purchase Price”) is equal to:

(a)	a release of all amounts outstanding and obligations payable by the Applicants under the Senior Loan Agreement and all related loan and security documentation, which amount as of July 31, 2023 is $15,230,687, including the principal amount of such claim, plus all accrued and unpaid interest thereon through to and including the Closing Date, plus any fees and expenses associated therewith;

(b)	a release of all amounts outstanding and obligations payable by the Applicants as of the Closing Date pursuant to the DIP Facility Term Sheet and all related loan and security documentation, including the principal amount of such claims and interest accrued as of the Closing Date, plus all accrued and unpaid interest thereon through to and including the Closing Date, plus any unpaid fees and expenses associated therewith (the amounts in (a) and (b) together, the “Credit Bid Consideration”);

(c)	the CCAA Process Expense Amount;

(d)	the 126 Loan Amount; and

(e)	the Priority Payment Amount (the amounts in (c), (d) and (e) together, the “Cash Consideration”).

3.2	Satisfaction of Purchase Price

The Credit Bid Consideration shall be paid and satisfied on the Closing Date by the Purchaser releasing the Applicants from repayment of all amounts owing in connection with the Credit Bid Consideration pursuant to the Credit Bid Releases.

The Cash Consideration shall be paid and satisfied on the Closing Date by the Purchaser paying the Cash Consideration to the Purchased Entities, it being understood that, in the order and manner contemplated by the Implementation Steps, in connection with the Closing, the Cash Consideration will be transferred from the Purchased Entities to Residual Co. as an Excluded Asset in accordance with Section 2.3 hereof.

3.3	Taxes

(a)	The Parties agree that:

(i)	the Purchase Price is exclusive of all applicable Taxes and the Purchaser shall be liable for and shall pay any and all applicable Taxes pertaining to the acquisition of the Purchased IP;

(ii)	the Purchaser shall pay any applicable Taxes on the acquisition of the Purchased IP in addition to the Purchase Price, either to the Monitor on behalf of Aleafia Health, as vendor, or directly to the appropriate Governmental Authority, as required by Applicable Law;

(iii)	if applicable, Aleafia Health and the Purchaser shall jointly elect under section 167 of the EA that no HST will be payable pursuant to the EA with respect to the purchase and sale of the Purchased IP under this Agreement, and the Purchaser shall file such election no later than the due date for the Purchaser’s HST returns for the first reporting period in which HST would, in the absence of filing such election, become payable in connection with the purchase and sale of the Purchased IP under this Agreement. Notwithstanding this election, in the event it is determined by a Governmental Authority that there is liability of the Purchaser to pay, or of Aleafia Health to collect and remit, HST in respect of the purchase and sale of the Purchased IP hereunder, the Purchaser shall forthwith pay such HST to the applicable Governmental Authority and the Purchaser shall indemnify and save harmless Aleafia Health from any such payments, penalties and interest which may be payable by or assessed against Aleafia Health (or its representatives, agents, employees, directors or officers) under the EA in respect thereof.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF COMPANIES AND ALEAFIA HEALTH

Each of Aleafia Health and the Companies represents and warrants on behalf of itself and its subsidiaries who are Purchased Entities, to the Purchaser, as follows, and acknowledges that the Purchaser is relying upon the following representations and warranties in connection with its purchase of the Purchased Shares, in the case of the Companies, and the Purchased IP, in the case of Aleafia Health:

4.1	Due Authorization and Enforceability of Obligations

Subject to the granting of the Approval and Vesting Order, this Agreement has been duly authorized, executed and delivered by it, and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.

4.2	Existence and Good Standing

Each of Aleafia Health and the Purchased Entities is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and (i) has all requisite power and authority to execute and deliver this Agreement and (ii) has taken all requisite corporate or other action necessary for it to execute and deliver this Agreement and to perform its obligations hereunder and consummate the transaction contemplated hereunder.

4.3	Absence of Conflicts

The execution and delivery of this Agreement by each of Aleafia Health and the Companies and the completion by each of Aleafia Health and the Companies of its obligations hereunder and the consummation of the transactions contemplated herein do not and will not violate or conflict with any Applicable Law, (subject to the receipt of any Transaction Regulatory Approvals and the granting of the Approval and Vesting Order) and will not result (with due notice or the passage of time or both) in a violation, conflict or breach of, or constitute a default under, or require any consent to be obtained under the certificate of incorporation, articles, by-laws or other constituent documents of any Applicant. Subject to the granting of the Approval and Vesting Order, the execution, delivery and performance by each of Aleafia Health and the Companies does not and will not violate any Order.

4.4	Approvals and Consents

The execution and delivery of this Agreement by each of Aleafia Health and the Companies, the completion by each of Aleafia Health and the Companies of its respective obligations hereunder and the consummation by each of the Companies of the transactions contemplated herein, do not and will not require any consent or approval or other action, with or by, any Governmental Authority, other than as contemplated by the applicable Transaction Regulatory Approvals and the entry of the Approval and Vesting Order by the CCAA Court.

4.5	No Actions

There is not, as of the date hereof, pending or, to any of Aleafia Health’s and the Companies’ knowledge, threatened against any Applicant or any of its properties, nor has any Applicant received any written notice in respect of, any Claim, potential Claim, litigation, action, suit, arbitration, investigation or other proceeding before any Governmental Authority or legislative body, other than the CCAA Court, that, would prevent either of Aleafia Health and the Companies from executing and delivering this Agreement, performing its obligations hereunder and consummating the transactions and agreements contemplated by this Agreement.

4.6	Subsidiaries

Schedule 4.6 sets forth a complete and correct list of the name and jurisdiction of organization of each Purchased Entity.

4.7	Tax

Schedule 4.6 sets forth a complete and correct list of the name, jurisdiction of organization and Tax registrations of each Purchased Entity. Each Purchased Entity is validly registered for the collection and payment of all Taxes as required under Applicable Law. All Taxes reported on the Tax Returns and any related notices of assessment or reassessment of each Purchased Entity for all of the Purchased Entity’s Tax periods ending on or prior to the Closing Date have been duly and timely paid, except as otherwise disclosed to the Purchaser with respect to certain pre-filing amounts outstanding in respect of excise Tax, GST/HST. Each Purchased Entity has withheld and has duly and timely remitted, or shall duly and timely remit, to the appropriate Taxing Authority all Taxes required by Applicable Law to be withheld or deducted.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to each of the Companies and Aleafia Health as follows, and acknowledges that the Companies and Aleafia Health are relying upon the following representations and warranties in connection with the sale of the Purchased Shares and the Purchased IP:

5.1	Due Authorization and Enforceability of Obligations

This Agreement has been duly authorized, executed and delivered by the Purchaser, and, assuming the due authorization, execution and delivery by it, this Agreement constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.

5.2	Existence and Good Standing

Purchaser is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and consummate the transactions contemplated by this Agreement.

5.3	Absence of Conflicts

The execution and delivery of this Agreement by the Purchaser and the completion by the Purchaser of its obligations hereunder and the consummation of the transactions contemplated herein do not and will not violate or conflict with any Applicable Law, or any of its properties or assets, (subject to the receipt of any applicable Transaction Regulatory Approvals) and will not result (with due notice or the passage of time or both) in a violation, conflict or breach of, or constitute a default under, or require any consent to be obtained under its certificate of incorporation, articles, by-laws or other constituent documents.

5.4	Approvals and Consents

The execution and delivery of this Agreement by the Purchaser, the completion by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated herein, do not and will not require any consent, approval or other action, with or by, any Governmental Authority, other than as contemplated by the applicable Transaction Regulatory Approvals and the granting of the Approval and Vesting Order by the CCAA Court.

5.5	No Actions

There is not, as of the date hereof, pending or, to the Purchaser’s knowledge, threatened against it or any of its properties, nor has the Purchaser received notice in respect of, any Claim, potential Claim, litigation, action, suit, arbitration, investigation or other proceeding before any Governmental Authority or legislative body, other than the CCAA Court, that, would prevent it from executing and delivering this Agreement, performing its obligations hereunder and consummating the transactions and agreements contemplated by this Agreement.

5.6	Credit Bid and Cash Consideration; Availability of Funds

(a)	The Purchaser has executed, on or prior to the date hereof, the requisite instruction letters to fully authorize the Purchaser, and the Purchaser is duly authorized, to, among other things, deliver the Credit Bid Consideration in connection with the consummation of the Closing hereunder, which instruction letters shall have been delivered by the Purchaser to the Companies.

(b)	RWB has, and the Purchaser will have on Closing, sufficient unrestricted funds and financial capacity to consummate the transactions contemplated by this Agreement, including payment of the Cash Consideration.

5.7	Residence

Purchaser is not a non-resident of Canada within the meaning of the Tax Act.

ARTICLE 6

AS IS, WHERE IS

The Purchaser acknowledges and agrees that it has conducted to its satisfaction an independent investigation and verification of the Business, the Purchased Shares, the Purchased IP, the Retained Liabilities and all related operations of the Purchased Entities, and, based solely thereon and the advice of its financial, legal and other advisors, has determined to proceed with the transactions contemplated by this Agreement. The Purchaser has relied solely on the results of its own independent investigation and verification and, except for the representations and warranties of the Companies and Aleafia Health expressly set forth in Article 4, the Purchaser understands, acknowledges and agrees that all other representations, warranties, conditions and statements of any kind or nature, expressed or implied (including any relating to the future or historical financial condition, results of operations, prospects, assets or liabilities of the Purchased Entities or the Business, or the quality, quantity or condition of the Purchased Shares or the Purchased IP) are specifically disclaimed by each of the Companies and Aleafia Health, the other Purchased Entities, their respective financial and legal advisors and the Monitor and its legal counsel. THE PURCHASER SPECIFICALLY ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF THE COMPANIES AND ALEAFIA HEALTH EXPRESSLY AND SPECIFICALLY SET FORTH IN Article 4: (A) THE PURCHASER IS ACQUIRING THE PURCHASED SHARES AND THE PURCHASED IP ON AN “AS IS, WHERE IS” BASIS; AND (B) NONE OF THE COMPANIES, ALEAFIA HEALTH, THE OTHER APPLICANTS, THE MONITOR OR ANY OTHER PERSON (INCLUDING ANY REPRESENTATIVE OF EITHER OF THE COMPANIES, ALEAFIA HEALTH, THE OTHER APPLICANTS OR THE MONITOR WHETHER IN ANY INDIVIDUAL, CORPORATE OR ANY OTHER CAPACITY) IS MAKING, AND THE PURCHASER IS NOT RELYING ON, ANY REPRESENTATIONS, WARRANTIES, CONDITIONS OR OTHER STATEMENTS OF ANY KIND WHATSOEVER, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, AS TO ANY MATTER CONCERNING THE PURCHASED ENTITIES, THE BUSINESS, THE PURCHASED SHARES, THE PURCHASED IP, THE RETAINED LIABILITIES, THE EXCLUDED ASSETS, THE EXCLUDED LIABILITIES, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE AGREEMENT, OR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION PROVIDED TO (OR OTHERWISE ACQUIRED BY) THE PURCHASER OR ANY OF ITS RESPECTIVE REPRESENTATIVES, INCLUDING WITH RESPECT TO MERCHANTABILITY, PHYSICAL OR FINANCIAL CONDITION, DESCRIPTION, FITNESS FOR A PARTICULAR PURPOSE, OR IN RESPECT OF ANY OTHER MATTER OR THING WHATSOEVER, INCLUDING ANY AND ALL CONDITIONS, WARRANTIES OR REPRESENTATIONS, EXPRESS OR IMPLIED, PURSUANT TO ANY APPLICABLE LAWS IN ANY JURISDICTION, WHICH THE PURCHASER CONFIRMS DO NOT APPLY TO THIS AGREEMENT, AND ARE HEREBY WAIVED IN THEIR ENTIRETY BY THE PURCHASER.

ARTICLE 7

CONDITIONS

7.1	Conditions for the Benefit of the Purchaser and Companies

The respective obligations of the Purchaser and each of the Companies and Aleafia Health to consummate the transactions contemplated by this Agreement are subject to the satisfaction of, or compliance with, at or prior to the Closing Time, each of the following conditions:

(a)	No Law – no provision of any Applicable Law and no Order preventing or otherwise frustrating the consummation of the purchase of the Purchased Shares and the Purchased IP or any of the other transactions pursuant to this Agreement shall be in effect;

(b)	Final Orders – each of the SISP Order and the Approval and Vesting Order shall have been issued and entered and shall be Final Orders;

(c)	Successful Bid – this Agreement will be the Successful Bid (as determined pursuant to the SISP); and

(d)	Transaction Regulatory Approvals – the Parties shall have received the required Transaction Regulatory Approvals set forth in Schedule 7.1(d), and all such Transaction Regulatory Approvals shall be in full force and effect, except for Transaction Regulatory Approvals that need not be in full force and effect prior to Closing.

The Parties acknowledge that the foregoing conditions are for the mutual benefit of each of the Companies and the Purchaser. Any condition in this Section 7.1 may be waived by any of the Companies, Aleafia Health and by the Purchaser, in whole or in part, without prejudice to any of their respective rights of termination in the event of non-fulfillment of any other condition in whole or in part. Any such waiver will be binding on any of the Companies, Aleafia Health or the Purchaser, as applicable, only if made in writing.

7.2	Conditions for the Benefit of the Purchaser

The obligation of the Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction of, or compliance with, or waiver by the Purchaser of, at or prior to the Closing Time, each of the following conditions (each of which is acknowledged to be for the exclusive benefit of the Purchaser):

(a)	Performance of Covenants – the covenants contained in this Agreement to be performed or complied with by each of the Companies and / or Aleafia Health at or prior to the Closing Time shall have been performed or complied with in all material respects as at the Closing Time;

(b)	Truth of Representations and Warranties – (i) the Fundamental Representations and Warranties of each of the Companies and Aleafia Health shall be true and correct in all respects as of the Closing Date, as if made at, and as of, such date (except for de minimus inaccuracies) and (ii) all other representations and warranties of the Companies and Aleafia Health contained in Article 4 shall be true and correct in all respects as of the Closing Date, as if made at, and as of, such date (except for representations and warranties made as of specified date, the accuracy of which shall be determined as of such specified date) except where the failure to be so true and correct would not, in the aggregate, have a Material Adverse Effect (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representation and warranties shall be ignored);

(c)	Officer’s Certificates – The Purchaser shall have received a certificate confirming the satisfaction of the conditions contained in Sections 7.2(a) (Performance of Covenants) and 7.2(b) (Truth of Representations and Warranties), signed for and on behalf of each of the Companies and Aleafia Health by an executive officer of each of the Companies and Aleafia Health or other Persons acceptable to the Purchaser, without personal liability, in each case in form and substance reasonably satisfactory to the Purchaser;

(d)	No Material Adverse Effect – since the date hereof, no change effect, event, occurrence, state of facts or development shall have occurred that resulted in, or would reasonably be expected to result in, a Material Adverse Effect;

(e)	Companies’ Deliverables – each of the Companies and Aleafia Health shall have delivered to the Purchaser all of the deliverables contained in Section 12.2 in form and substance reasonably satisfactory to the Purchaser;

(f)	Implementation Steps – Aleafia Health shall have completed, or caused any of the Applicants to have completed, the Implementation Steps that are required to be completed prior to Closing, in form and substance reasonably acceptable to the Purchaser, acting reasonably;

(g)	Terminated Employees - the applicable Purchased Entity shall have terminated the employment of the Terminated Employees, and all liabilities owing to any such Terminated Employees in respect of such terminations, including all amounts owing on account of or damages in lieu of, statutory notice, termination payments, severance, benefits, bonuses or other compensation or entitlements, shall be Excluded Liabilities which, pursuant the Approval and Vesting Order, shall be assigned and transferred as against the applicable Purchased Entity to, and assumed by, Residual Co.

(h)	Licence Condition - the Licences are in good standing and will continue in good standing, and not be suspended or terminated, following the Closing Date, which shall be satisfied upon, among other things, evidence from the applicable Governmental Authority that such Licences are in good standing and will not be suspended or terminated by such Governmental Authority as a result of any events, or amounts owing by any Applicants, relating to the period preceding the Closing Date.

(i)	Licence Holder Retention – the Purchaser shall be satisfied that the employees of the Purchased Entities who hold the Licences will accept the Purchaser’s offers of employment pursuant to Section 9.6.

(j)	Updated Financial Information – in contemplation of the Purchaser’s identification of any Excluded Asset or Excluded Liability in accordance with Sections 2.3(f) and 2.5, respectively, Aleafia Health and the Purchased Entities shall provide the Purchaser with current consolidated financial statements for each of the Applicants at least ten (10) days prior to the hearing of the Applicants’ motion to the CCAA Court seeking the Approval and Vesting Order.

(k)	Environmental Condition – the Purchaser, acting reasonably, shall be satisfied that the Environmental Disclosure and/or the Environmental Investigation does not reveal the potential for material Environmental liability for the Purchaser upon Closing.

(l)	Ownership of Domains – to the extent any of the domains identified in Schedule 1.1(b) hereto are owned or otherwise registered on behalf of any Person other than Aleafia Health or any of the Purchased Entities, Aleafia Health shall, or shall cause the registration and ownership of such domain(s) to be transferred to Aleafia Health or such other Purchased Entity as identified by the Purchaser by no later than ten (10) days prior to the hearing of the Applicants’ motion to the CCAA Court seeking the Approval and Vesting Order.

7.3	Conditions for the Benefit of Companies

The obligation of each of the Companies and Aleafia Health to consummate the transactions contemplated by this Agreement is subject to the satisfaction of, or compliance with, or waiver where applicable by the Companies and Aleafia Health of, at or prior to the Closing Time, each of the following conditions (each of which is acknowledged to be for the exclusive benefit of each of the Companies and Aleafia Health, as applicable):

(a)	Truth of Representations and Warranties – the representations and warranties of the Purchaser contained in Article 5 will be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date as if made on and as of such date (except for representations and warranties made as of specified date, the accuracy of which shall be determined as of such specified date) except where the failure to be so true and correct would not reasonably be expected to have a material and adverse effect on Purchaser’s ability to consummate the transactions contemplated by this Agreement;

(b)	Performance of Covenants – the covenants contained in this Agreement to be performed by the Purchaser at or prior to the Closing Time shall have been performed in all material respects as at the Closing Time;

(c)	Officer’s Certificate – Each of the Companies and Aleafia Health shall have received a certificate confirming the satisfaction of the conditions contained in Sections 7.3(a) and 7.3(b) signed for and on behalf of the Purchaser without personal liability by an executive officer of the Purchaser or other Persons acceptable to the Companies, acting in a commercially reasonable manner, in each case, in form and substance satisfactory to the Companies and Aleafia Health, acting in a commercially reasonable manner; and

(d)	Purchaser Deliverables – Purchaser shall have delivered to each of the Companies and Aleafia Health all of the deliverables contained in Section 12.3 in form and substance satisfactory to the Companies and Aleafia Health, acting in a commercially reasonable manner.

ARTICLE 8

GUARANTEE

(a)	RWB hereby irrevocably, absolutely and unconditionally guarantees to Aleafia Health and the Companies (i) the due and punctual performance, when and as due, of all obligations, covenants and agreements of Purchaser (and any Affiliates to which this Agreement is assigned pursuant to Section 13.6) to be performed on or prior to the Closing Date arising under or pursuant to this Agreement and (ii) the punctual payment of all sums or amounts to be paid by the Purchaser (and such Affiliates) on or prior to the Closing Date under and in accordance with the terms of this Agreement, including the payment obligations set forth in Section 3.1 (the matters set forth in clauses (i) and (ii), collectively, the “Guaranteed Obligations”).

(b)	If the Purchaser (of its Affiliates) fails to perform any of the Guaranteed Obligations, then RWB shall itself be jointly and severally liable for the Guaranteed Obligations and shall perform or take whatever steps as may be necessary to procure performance of the same.

(c)	Nothing herein shall be construed as imposing greater obligations or liabilities on RWB than for which the Purchaser itself (or its Affiliates themselves) would be liable under this Agreement or obliging RWB to indemnify and hold harmless Aleafia Health and the Companies against any losses, costs, or expenses for which the Purchaser itself would not be liable under this Agreement, except as set forth in this Article 8.

(d)	The obligations of the Companies under this Agreement shall conclusively be deemed to have been created, contracted, or incurred in reliance upon this Article 8 and all dealings between the Aleafia Health and the Companies, on the one hand, and the Purchaser (or its Affiliates), on the other hand, shall likewise be conclusively presumed to have been consummated in reliance upon this Article 8.

(e)	The guarantee by RWB contained herein shall remain in full force and effect and shall continue to be enforceable by the Companies until the (i) consummation of the Closing and the payment in full by the Purchaser of any and all amounts required to be paid by Purchaser pursuant to this Agreement, including the Cash Consideration or (ii) the earlier valid termination of this Agreement pursuant to Section 11.1, upon which this guarantee and the obligations of RWB pursuant to this Article 8 shall terminate automatically and be of no further force or effect without the need for any further action by any Person and RWB shall stand discharged of all of its obligations under this guarantee. RWB’s obligations under this Article 8 shall not be terminated, modified, affected or impaired by reason of any relief or discharge of Purchaser (or its Affiliates) from any Purchaser’s (or its Affiliates’) respective obligations in bankruptcy or similar proceedings, or by liquidation or dissolution. Notwithstanding anything contained herein, the guarantee shall remain in full force and effect and shall continue to be enforceable by the Companies in the event of any willful breach of this Agreement by the Purchaser (or its Affiliates) or RWB.

(f)	Except as otherwise set forth in this Agreement, the liability of RWB under this Article 8 shall be unlimited and unconditional, and this Article 8 shall be a continuing guarantee.

(g)	RWB hereby makes the representations and warranties set forth in Article 5 as to itself, and such representations and warranties shall apply mutatis mutandis as if RWB were substituted for the Purchaser therein. The Parties agree that RWB shall be entitled to, and RWB does not waive, any defenses to the payment or performance of the Guaranteed Obligations that are available to the Purchaser under this Agreement.

ARTICLE 9

ADDITIONAL AGREEMENTS OF THE PARTIES

9.1	Expense Reimbursement

In consideration for Purchaser’s expenditure of time and money (including professional fees) in connection with the preparation of this Agreement, and in performing due diligence pursuant to this Agreement, Purchaser shall be entitled to an Expense Reimbursement of up to $500,000 (the “Expense Reimbursement”). The Expense Reimbursement is subject to Court approval and shall be approved in the SISP Order and shall be payable to the Purchaser out of the sale proceeds derived from, and upon completion of, a Successful Bid other than the Stalking Horse Bid. Each of the Companies, Aleafia Health and the Purchaser acknowledges and agrees that the Expense Reimbursement (i) represents a fair and reasonable estimate of the costs and damages that will be incurred by the Purchaser as a result of non-completion of this Agreement, and (ii) is not intended to be punitive in nature nor to discourage competitive bidding with respect to the SISP. The Expense Reimbursement shall be paid joint and severally by the Companies and Aleafia Health to the Purchaser without deduction or withholding for Taxes unless required by Applicable Law.

9.2	Access to Information and Properties

(a)	Until the Closing Time, each of the Companies and Aleafia Health, with oversight of the Monitor, shall give to the Purchaser’s personnel engaged in the transactions contemplated by this Agreement and their accountants, legal advisers, consultants, financial advisors and representatives during normal business hours reasonable access to its premises and to all of the books, records, and other information relating to the Business, and shall furnish them with all such information relating to the Business, the Applicants, the Retained Liabilities and the list of employees as Purchaser may reasonably request in connection with the transactions contemplated by this Agreement, such requests to be made to the Monitor; provided that such access shall be conducted at Purchaser’s expense, in accordance with Applicable Law and under supervision of the Monitor or the applicable Company’s or Aleafia Health’s senior management and in such a manner as to maintain confidentiality, and the Companies and Aleafia Health will not be required to provide access to or copies of any such books and records if: (i) the provision thereof would cause applicable Company to be in contravention of any Applicable Law; (ii) breach the terms of the SISP Order; or (iii) making such information available would: (1) result in the loss of any lawyer-client or other legal privilege; or (2) cause applicable Company to be found in contravention of any Applicable Law, or contravene any fiduciary duty or agreement (including any confidentiality agreement to which either of the Companies, Aleafia Health or any of their Affiliates are a party). Notwithstanding anything in this Section 9.2 to the contrary, any such investigation shall be conducted upon reasonable advance notice and in such manner as does not materially disrupt the conduct of the Business or the possible sale thereof to any other Person.

(b)	Following the Closing, the Purchaser shall make all books and records of the Applicants reasonably available to the Monitor and any trustee in bankruptcy of any of the Applicants upon at least five (5) Business Days prior notice, for a period of seven (7) years after Closing, and shall, at such Party’s expense, permit the Monitor and any trustee in bankruptcy of the Applicants to take copies thereof as they may determine to be necessary or useful to accomplish their respective roles; provided that Purchaser shall not be obligated to make such books and records available to the extent that doing so would: (i) violate Applicable Law; (ii) jeopardize the protection of a solicitor-client privilege; or (iii) unreasonably interfere with the ongoing business and operations of the Purchased Entities and their Affiliates, as determined by the Applicants, acting reasonably.

(c)	Following the Closing, the Applicants shall make all books and records comprising Excluded Assets reasonably available to the Monitor and any trustee in bankruptcy of any of the Applicants upon at least five (5) Business Days prior notice, for a period of seven (7) years after Closing, and shall, at such Party’s expense, permit the Monitor and any trustee in bankruptcy of the Applicants to take copies thereof as they may determine to be necessary or useful to accomplish their respective roles; provided that such Applicant shall not be obligated to make such books and records available to the extent that doing so would: (i) violate Applicable Law; (ii) jeopardize the protection of a solicitor-client privilege; or (iii) unreasonably interfere with the ongoing business and operations of the Applicants and their Affiliates, as determined by the Applicants, acting reasonably.

(d)	The Companies shall provide access to the Property, and permit the Purchaser to conduct its own Environmental investigations, inspections and tests of the Property, including any surface or subsurface testing, drilling and sampling, and any other invasive testing (the “Environmental Investigations”).

9.3	Regulatory Approvals and Consents

(a)	The Parties shall use commercially reasonable efforts to apply for and obtain any Transaction Regulatory Approvals as soon as reasonably practicable and no later than the time limits imposed by Applicable Laws, in accordance with Section 9.3(b), in each case at the sole cost and expense of the Companies and Aleafia Health.

(b)	The Parties shall use commercially reasonable efforts to apply for and obtain the Transaction Regulatory Approvals and shall co-operate with one another in connection with obtaining such Transaction Regulatory Approvals. Without limiting the generality of the foregoing, the Parties shall: (i) give each other reasonable advance notice of all meetings or other oral communications with any Governmental Authority relating to the Transaction Regulatory Approvals, as applicable, and provide as soon as practicable but in any case, if any, within the required time, any additional submissions, information and/or documents requested by any Governmental Authority necessary, proper or advisable to obtain the Transaction Regulatory Approvals; (ii) not participate independently in any such meeting or other oral communication without first giving the other Party (or their outside counsel) an opportunity to attend and participate in such meeting or other oral communication, unless otherwise required or requested by such Governmental Authority; (iii) if any Governmental Authority initiates an oral communication regarding the Transaction Regulatory Approvals, promptly notify the other Party of the substance of such communication; (iv) subject to Applicable Laws relating to the exchange of information, provide each other with a reasonable advance opportunity to review and comment upon and consider in good faith the views of the other in connection with all written communications (including any filings, notifications, submissions, analyses, presentations, memoranda, briefs, arguments, opinions and proposals) made or submitted by or on behalf of a Party with a Governmental Authority regarding the Transaction Regulatory Approvals as applicable; and (v) promptly provide each other with copies of all written communications to or from any Governmental Authority relating to the Transaction Regulatory Approvals as applicable.

(c)	Each of the Parties may, as advisable and necessary, reasonably designate any competitively or commercially sensitive material provided to the other under this Section 9.3 as “Outside Counsel Only Material”, provided that the disclosing Party also provides a redacted version to the receiving Party. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and, subject to any additional agreements between the Parties, will not be disclosed by such outside legal counsel to employees, officers or directors of the recipient unless express written permission is obtained in advance from the source of the materials or its legal counsel.

(d)	The obligations of either Party to use its commercially reasonable efforts to obtain the Transaction Regulatory Approvals does not require either Party (or any Affiliate thereof) to undertake any divestiture of any business or business segment of such Party, to agree to any material operating restrictions related thereto or to incur any material expenditure(s) related therewith, unless agreed to by the Parties. In connection with obtaining the Transaction Regulatory Approvals, no Purchased Entity shall agree to any of the foregoing items without the prior written consent of the Purchaser.

9.4	Covenants Relating to this Agreement

(a)	Each of the Parties shall perform all obligations required to be performed by the applicable Party under this Agreement, co-operate with the other Parties in connection therewith and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, from the date hereof until the Closing Date, each Party shall and, where appropriate, shall cause each of its Affiliates to:

(i)	negotiate in good faith and use its commercially reasonable efforts to take or cause to be taken all actions and to do, or cause to be done, all things necessary, proper or advisable to satisfy the conditions precedent to the obligations of such Party hereunder (including, where applicable, negotiating in good faith with the applicable Governmental Authorities and/or third Persons in connection therewith), and to cause the fulfillment at the earliest practicable date of all of the conditions precedent to the other Party’s obligations to consummate the transactions contemplated hereby; and

(ii)	not take any action, or refrain from taking any action, or permit any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the transactions contemplated by this Agreement.

(b)	From the date hereof until the Closing Date, Purchaser hereby agrees, and hereby agrees to cause its representatives to, keep the Companies and Aleafia Health informed on a reasonably current basis, and no less frequently than on a weekly basis through teleconference or other meeting, and as reasonably requested by each of the Companies, Aleafia Health or the Monitor, as to the Purchaser’s progress in terms of the satisfaction of the conditions precedent contained herein.

(c)	From the date hereof until the Closing Date, each Company hereby agrees, and hereby agrees to cause its representatives to, keep Purchaser informed on a reasonably current basis, and no less frequently than on a weekly basis through teleconference or other meeting, and as reasonably requested by the Purchaser or the Monitor, as to the applicable Company’s progress in terms of the satisfaction of the conditions precedent contained herein.

(d)	Each of the Companies, Aleafia Health and the Purchaser agree to execute and deliver such other documents, certificates, agreements and other writings, reasonably necessary for the consummation of the transactions contemplated by this Agreement, and to take such other actions to consummate or implement as soon as reasonably practicable, the transactions contemplated by this Agreement.

(e)	From the date hereof until the Closing Date, the Companies and Aleafia Health hereby agree, and hereby agree to cause their representatives to, promptly notify the Purchaser of (i) any event, condition, or development that has resulted in the inaccuracy in a material respect or material breach of any representation or warranty, covenant or agreement contained in this Agreement, or (ii) any Material Adverse Effect occurring from and after the date hereof prior to the Closing Date.

(f)	Each of the Companies, Aleafia Health and the Purchaser agree to use commercially reasonable efforts to timely prepare and file all documentation and pursue all steps reasonably necessary to obtain any material third-party consents and approvals, including without limitation the Transaction Regulatory Approvals, as may be required in connection with the transaction contemplated by this Agreement.

(g)	Aleafia Health shall, and in cooperation with the Purchaser, take all such action and do or cause to be done all such things as are reasonably necessary in order to (a) transfer or otherwise vest all domain names included in the Purchased IP, together with any applicable registrant and account holder agreements, passwords and registrations, to or in the Purchaser, (b) have the Purchaser recorded, or otherwise permit the Purchaser to be recorded, as the registrant or account holder in the applicable domain name registry, and (c) permit the Purchaser to administer the corresponding registrations and accounts.

(h)	Each of the Companies and Aleafia Health agree to use best efforts to timely prepare and file all documentation and pursue all steps necessary to renew (i) any of the Licences held by ECC or Aleafia Farms that are currently set to expire before January 1, 2024; and (ii) any security clearances required in connection with the maintenance of any of the Licences held by ECC or Aleafia Farms.

(i)	Each of the Companies and Aleafia Health agree to use commercially reasonable efforts to promptly provide all documentation, copies of agreements and information reasonably required by the Purchaser to complete and finalize the Schedules to this Agreement. Such information and documentation shall be provided to the Purchaser on an ongoing basis following execution of this Agreement and in any event shall be provided to the Purchaser no later than ten (10) days prior to the hearing of the Applicants’ motion to the CCAA Court seeking the Approval and Vesting Order.

(j)	Within fifteen (15) days of the date hereof, each of the Companies shall provide to the Purchaser, all Environmental information and Environmental records regarding or related to any real property currently or previously owned or leased by any of the Companies, including all Environmental reports, audits, policies, correspondence, permits, approvals and agreements (the “Environmental Disclosure”).

(k)	Within fifteen (15) days of the date hereof, Aleafia Health shall provide to the Purchaser confirmation of the registered owner of each of the domains listed in Schedule 1.1(B) attached hereto.

(l)	If Purchaser is the Successful Bidder, at the request of the Purchaser, the Companies shall proceed with the liquidation, winding-up, dissolution and/or amalgamation of any of the Purchased Entities designated by the Purchaser on or prior to the Closing Date.

9.5	Tax Matters

(a)	The Purchaser, the Purchased Entities and Aleafia Health agree to furnish or cause to be furnished to each other, as promptly as practicable, such information and assistance relating to the Purchased Shares, the Purchased IP and the Retained Liabilities as is reasonably necessary for the preparation and filing of any Tax Return, claim for refund or other required filings relating to Tax matters, for the preparation for and proof of facts during any Tax audit, for the preparation for any Tax protest, for the prosecution of any suit or other proceedings relating to Tax matters and for the answer to any governmental or regulatory inquiry relating to Tax matters. Purchaser, each of the Purchased Entities and Aleafia Health also agree to furnish or cause to be furnished to each other, as promptly as practicable, such information and assistance relating to the Purchased Entities, the Purchased Shares, the Purchased IP and the Retained Liabilities as is reasonably necessary for Purchaser to acquire them in a tax efficient manner for both the Purchaser and the Purchased Entities.

(b)	Purchaser, each of the Purchased Entities and Aleafia Health shall each be responsible for the preparation of their own statements required to be filed under the Tax Act, the ETA, the EA and other Tax forms and returns in accordance with Applicable Law.

(c)	For all purposes under this Agreement for which it is necessary to apportion Taxes in a period which includes (but does not end on) the Closing Date (a “Straddle Period”), all real property Taxes, personal property Taxes and similar ad valorem obligations shall be apportioned between the period up to and including the Closing Date (such portion of such Straddle Period, the “Pre-Closing Straddle Tax Period”) and the taxable period after the Closing Date (such portion of such Straddle Period, the “Post-Closing Straddle Tax Period”), on a per diem basis. Except as otherwise provided herein, with respect to the Purchased Shares, each applicable Purchased Entity shall be liable for the proportionate amount of such real property Taxes, personal property Taxes and similar ad valorem obligations that are attributable to the Pre-Closing Straddle Tax Period, and the Purchaser shall be liable for the proportionate amount of such real property Taxes, personal property Taxes and similar ad valorem obligations that are attributable to the Post- Closing Straddle Tax Period. For all purposes under this Agreement, in the case of any Tax based upon or related to receipts, sales, use, payroll, or withholding, in respect of any Straddle Period, the portion of such Tax allocable to the Pre-Closing Straddle Tax Period shall be deemed to be the amount that would be payable if the relevant Straddle Period ended on and included the Closing Date. To the extent such closing of the books method is not incorporated under the law of a jurisdiction for particular types of entities, allocations of income among the periods shall be made to replicate the closing of the books method to the maximum extent possible.

(d)	The Purchaser shall (a) cause each Purchased Entity, as applicable, to prepare, or cause to be prepared, and file, or cause to be filed, all Tax Returns for each Purchased Entity for all Tax periods ending on or prior to the Closing Date and for which Tax Returns have not been filed as of such date; and (b) cause each Purchased Entity, as applicable, to duly and timely make or prepare all Tax Returns required to be made or prepared by them and to duly and timely file all Tax Returns required to be filed by them for periods beginning before and ending after the Closing Date. All such Tax Returns in clauses (a) and (b) of this Section 9.5(d) constitute the “Straddle Period Tax Returns”. Each Company, Purchased Entity, the Monitor and the Purchaser shall co-operate reasonably with each other and make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation of any Straddle Period Tax Return and the Purchaser shall preserve (or cause the applicable Purchased Entities to preserve) such data and other information until the expiration of any applicable limitation period under Applicable Law with respect to Taxes. The Purchaser will use commercially reasonable best efforts to provide drafts of all Straddle Period Tax Returns required to be prepared by the Purchaser or the Purchased Entities to the then remaining Applicants and the Monitor in advance of their filing with the relevant Taxing Authority. The Purchaser, the then remaining Applicants and the Monitor shall, subject only to Applicable Law, cooperate in considering any amendments to such Tax Returns as the then remaining Applicants and the Monitor may request. The Purchaser shall, unless otherwise agreed to by the then remaining Applicants and the Purchaser in writing, cause each Purchased Entity to make an election pursuant to subsection 256(9) of the Tax Act in respect of the taxation year ending as a result of the acquisition of control of it by the Purchaser.

9.6	Employee Matters

(a)	The Purchaser may, in as many separate instances as it may require, notify the Companies that the Purchaser wishes to interview any employees or contractors or consultants of the Purchased Entities, and upon receipt of a request thereof, the Companies will use all commercially reasonable efforts to facilitate such interviews as soon as reasonably practicable. The Purchaser may, but is not obligated to, in the name of the applicable Purchased Entity, make conditional (upon Closing) continued or new (as applicable) offers of employment on such terms as it may determine in its absolute and sole discretion.

(b)	The Purchaser shall make commercially reasonable efforts to make such offers in writing on or prior to the date that is ten (10) days prior to the anticipated Closing Date, provided that such offers shall be made no later than five (5) days prior to the anticipated Closing Date, and leave such offers open for acceptance up to and including one (1) day prior to the Closing Date, provided that the Purchaser notifies the Companies, in writing, on or prior to the date that is five (5) days prior to the anticipated Closing Date, of the list of individuals to whom it has made or intends to make offers of employment.

(c)	In the event:

(i)	no conditional offer of employment is made to an employee of the Purchased Entities; or

(ii)	an employee who receives an offer of employment rejects such offer in writing or fails to accept such offer of employment up to and including two (2) days prior to the Closing Date, such employee shall be deemed to be a “Terminated Employee” and the applicable Purchased Entity shall terminate such Terminated Employee effective upon the Closing Date.

9.7	Administrative Expense Amount

(a)	On the Closing Date, the Administrative Expense Amount shall be paid to the Monitor, which the Monitor shall hold for the benefit of Persons entitled to be paid the Administrative Expense Costs.

(b)	From time to time after the Closing Date, the Monitor may pay, from the Administrative Expense Amount, the Administrative Expense Costs, in each case to the Persons entitled to receive payment of these amounts, in its sole discretion and without further authorization from the Purchased Entities or Purchaser. Any unused portion of the Administrative Expense Amount after payment or reservation for all Administrative Expense Costs, as determined by the Monitor, in its sole discretion, shall be transferred by the Monitor to the Purchaser, or as directed by it.

(c)	Notwithstanding the foregoing or anything else contained herein or elsewhere, each of the Companies, Aleafia Health and the Purchaser acknowledges and agrees that: (i) the Monitor’s obligations under this Agreement are and shall remain limited to those specifically set out in this Section 9.7; and (ii) Monitor is acting solely in its capacity as the CCAA Court-appointed Monitor of the Applicants pursuant to the Initial Order and not in its personal or corporate capacity, and the Monitor has no liability in connection with this Agreement whatsoever, in its personal or corporate capacity or otherwise, save and except for and only to the extent of the Monitor’s gross negligence or intentional fault.

(d)	The Parties acknowledge that the Monitor may rely upon the provisions of this Section 9.7 notwithstanding that the Monitor is not a party to this Agreement.

The provisions of Sections 9.7(c) and (d) above shall survive the termination or non-completion of the transactions contemplated by this Agreement.

ARTICLE 10

INSOLVENCY PROVISIONS

10.1	Court Orders and Related Matters

(a)	From and after the date of this Agreement and until the Closing Date, the Companies and Aleafia Health shall deliver to the Purchaser drafts of any and all pleadings, motions, notices, statements, applications, schedules, and other papers to be filed or submitted by any of the Applicants in connection with or related to this Agreement, including with respect to the Approval and Vesting Order, for Purchaser’s prior review at least two (2) days in advance of service and filing of such materials (or where circumstances make it impracticable to allow for two (2) days’ review, with as much opportunity for review and comment as is practically possible in the circumstances). Each of the Companies and Aleafia Health acknowledge and agree (i) that any such pleadings, motions, notices, statements, applications, schedules, or other papers shall be in form and substance satisfactory to the Purchaser, acting reasonably, and (ii) to consult and cooperate with Purchaser regarding any discovery, examinations and hearing in respect of any of the foregoing, including the submission of any evidence, including witnesses testimony, in connection with such hearing.

(b)	Notice of the motions seeking the issuance of the Approval and Vesting Order shall be served or be caused to be served by the Applicants on all Persons required to receive notice under Applicable Law and the requirements of the CCAA, the CCAA Court, and any other Person determined necessary by the Applicants or Purchaser, acting reasonably.

(c)	As soon as practicable if Purchaser is selected or deemed to be the Successful Bidder in accordance with the SISP, the Applicants shall file a motion seeking the issuance of the Approval and Vesting Order.

(d)	Notwithstanding any other provision herein, it is expressly acknowledged and agreed that in the event that the Approval and Vesting Order has not been issued and entered by the CCAA Court by October 17, 2023 or such later date agreed to in writing by the Purchaser, acting reasonably, Purchaser, may terminate this Agreement.

(e)	If the Approval and Vesting Order relating to this Agreement is appealed or a motion for leave to appeal, rehearing, reargument or reconsideration is filed with respect thereto, each of the Applicants agree (subject to the available liquidity of each of the Applicants) to take all action as may be commercially reasonable and appropriate to defend against such appeal, petition or motion.

(f)	Each of the Companies and Aleafia Health acknowledge and agree, that the Approval and Vesting Order shall provide that, on the Closing Date and concurrently with the Closing, the Purchased Shares and the Purchased IP shall be transferred to the Purchaser free and clear of all Encumbrances, other than Permitted Encumbrances.

ARTICLE 11

TERMINATION

11.1	Termination

This Agreement may be terminated at any time prior to Closing as follows:

(a)	by mutual written consent of each of the Companies, Aleafia Health and the Purchaser;

(b)	by the Purchaser or the Companies and Aleafia Health, if (i) this Agreement is not the Successful Bid or the Back-up Bid (as determined pursuant to the SISP); or (ii) this Agreement is the Back-up Bid and the transaction contemplated by the Successful Bid is closed;

(c)	by the Purchaser or the Companies and Aleafia Health, if Closing has not occurred on or before November 22, 2023 or such later date agreed to by each of the Companies, Aleafia Health and the Purchaser in writing in consultation with the Monitor (the “Outside Date”), provided that the terminating Party is not in breach of any representation, warranty, covenant or other agreement in this Agreement which would prevent the satisfaction of the conditions in Article 7 by the Outside Date;

(d)	by the Purchaser or the Companies and Aleafia Health, if at any time after the date hereof any of the conditions in Article 7 is not capable of being satisfied by the applicable dates required in Article 7 of this Agreement or if not otherwise required, by the Outside Date;

(e)	by the Purchaser, pursuant to Section 10.1(d);

(f)	by the Purchaser, upon the appointment of a receiver, trustee in bankruptcy or similar official in respect of any Applicant or any of the property of any Applicant, other than with the prior written consent of the Purchaser;

(g)	by the Purchaser or the Companies and Aleafia Health, upon the termination, dismissal or conversion of the CCAA Proceedings;

(h)	by the Purchaser or the Companies and Aleafia Health, upon dismissal of the motion for the Approval and Vesting Order (or if any such order is stayed, vacated or varied without the consent of the Purchaser);

(i)	by the Purchaser or the Companies and Aleafia Health, if a court of competent jurisdiction, including the CCAA Court or other Governmental Authority has issued an Order or taken any other action to restrain, enjoin or otherwise prohibit the consummation of Closing and such Order or action has become a Final Order;

(j)	by the Companies and Aleafia Health, if there has been a material violation or breach by the Purchaser of any covenant, representation or warranty which would prevent the satisfaction of the conditions set forth in Section 7.1 or Section 7.3, as applicable, by the Outside Date, and such violation or breach has not been waived by the Companies and Aleafia Health, or cured by the Purchaser within ten (10) Business Days after written notice thereof from the Companies and Aleafia Health, unless any Company or Aleafia Health is in material breach of its obligations under this Agreement which would prevent the satisfaction of the conditions set forth in Section 7.1 or Section 7.2, as applicable, by the Outside Date; and

(k)	by the Purchaser, if there has been a material violation or breach by any of the Companies or Aleafia Health of any covenant, representation or warranty which would prevent the satisfaction of the conditions set forth in Section 7.1 or Section 7.2, as applicable, by the Outside Date, and such violation or breach has not been waived by the Purchaser, or cured by the applicable Company and/or Aleafia Health within ten (10) Business Days after written notice thereof from the Purchaser, unless the Purchaser is in material breach of its obligations under this Agreement which would prevent the satisfaction of the conditions set forth in Section 7.1 or Section 7.3, as applicable, by the Outside Date.

The Party desiring to terminate this Agreement pursuant to this Section 11.1 (other than pursuant to Section 11.1(a)) shall give written notice of such termination to the other Party or Parties, as applicable, specifying in reasonable detail the basis for such Party’s exercise of its termination rights.

11.2	Effect of Termination

In the event of termination of this Agreement pursuant to Section 11.1, this Agreement shall become void and of no further force or effect without liability of any Party to any other Party to this Agreement except that: (i) Section 9.1, Sections 9.7(c) and 9.7(d), this Section 11.2, Section 13.1, Section 13.3, Section 13.5, Section 13.6, Section 13.7 and Section 13.8 shall survive; and (ii) no termination of this Agreement shall relieve any Party of any liability for any wilful breach by it of this Agreement, or impair the right of any Party to compel specific performance by any other Party of its obligations under this Agreement in accordance with Section 13.3.

ARTICLE 12

CLOSING

12.1	Location and Time of the Closing

The Closing shall take place at the Closing Time on the Closing Date at the offices of Gowling WLG (Canada) LLP in Toronto, or at such other location as may be agreed upon by the Parties.

12.2	Companies’ Deliveries at Closing

At Closing, each of the Companies and Aleafia Health, as applicable, shall deliver to the Purchaser the following:

(a)	a true copy of each of the Approval and Vesting Order and the SISP Order, each of which shall be final;

(b)	a certificate of a senior officer or director of each of the Companies and Aleafia Health (in such capacity and without personal liability) in form and substance reasonably satisfactory to the Purchaser: (i) certifying that the board of directors of the applicable Company and Aleafia Health, has adopted resolutions (in a form attached to such certificate) authorizing the execution, delivery and performance of this Agreement and the transactions contemplated herein, as applicable, which resolutions are in full force and effect and have not been superseded, amended or modified as of the Closing Date; and (ii) certifying as to the incumbency and signatures of the officers and directors of the applicable Company and Aleafia Health;

(c)	the certificates contemplated by Section 7.2(c);

(d)	confirmation of the due incorporation and organization of Residual Co. on the terms set forth herein;

(e)	evidence of completion of the Implementation Steps;

(f)	evidence of the filing of the Articles of Amendment, as applicable;

(g)	executed copy of the IP Assignment Agreement; and

(h)	all other documents as reasonably requested by the Purchaser in good faith.

12.3	Purchaser’s Deliveries at Closing

At Closing, the Purchaser shall deliver to the Companies and Aleafia Health or, in the case of the amount described in 11.3(b), to the Monitor:

(a)	the Credit Bid Releases;

(b)	the Cash Consideration;

(c)	a certificate of a senior officer or director of the Purchaser (in such capacity and without personal liability), in form and substance reasonably satisfactory to the Companies and Aleafia Health: (i) certifying that the board of directors has adopted resolutions (in a form attached to such certificate) authorizing the execution, delivery and performance of this Agreement and the transactions contemplated herein, as applicable, which resolutions are in full force and effect and have not been superseded, amended or modified as of the Closing Date; and (ii) certifying as to the incumbency and signature of the authorized signatory of the Purchaser executing this Agreement and the other transaction documents contemplated herein, as applicable;

(d)	the certificate contemplated by Section 7.3(c); and

(e)	all other documents required to effect to the transaction contemplated by this Agreement, as reasonably requested by the Companies and / or Aleafia Health in good faith.

12.4	Monitor

When all conditions to Closing set out in Article 7 have been satisfied and/or waived by the Companies, Aleafia Health or the Purchaser, as applicable, the Companies, Aleafia Health and the Purchaser, or their respective counsel, shall each deliver to the Monitor written confirmation, in form and substance satisfactory to the Monitor, that all conditions to Closing have been satisfied or waived, subject to the Monitor’s delivery of the Monitor’s Certificate to the Purchaser in accordance with the Approval and Vesting Order. Upon receipt of such written confirmation, the Monitor shall: (i) issue forthwith its Monitor’s Certificate in accordance with the Approval and Vesting Order; and (ii) file as soon as practicable a copy of the Monitor’s Certificate with the CCAA Court (and shall provide a true copy of such filed certificate to each of the Companies, Aleafia Health and the Purchaser). The Parties hereby acknowledge and agree that the Monitor will be entitled to file the Monitor’s Certificate with the CCAA Court without independent investigation upon receiving written confirmation from the Companies, Aleafia Health and the Purchaser that all conditions to Closing have been satisfied or waived, and the Monitor will have no liability whatsoever to any of the Companies, Aleafia Health or Purchaser or any other Person as a result of filing the Monitor’s Certificate.

12.5	Simultaneous Transactions

All actions taken and transactions consummated at the Closing shall be deemed to have occurred in the manner and sequence set forth in the Implementation Steps and the Approval and Vesting Order (subject to the terms of any escrow agreement or arrangement among the Parties relating to the Closing), and no such transaction shall be considered consummated unless all are consummated.

12.6	Further Assurances

As reasonably required by a Party in order to effectuate the transactions contemplated by this Agreement, Purchaser and each of the Applicants shall execute and deliver at (and after) the Closing such other documents, and shall take such other actions, as are necessary or appropriate, to implement and make effective the transactions contemplated by this Agreement.

ARTICLE 13

GENERAL MATTERS

13.1	Confidentiality

After the Closing Time, the remaining Applicants shall maintain the confidentiality of all confidential information relating to the Business and the Purchased Entities, except any disclosure of such information and records as may be required by Applicable Law. If any remaining Applicant, or any of their respective representatives, becomes legally compelled by deposition, interrogatory, request for documents, subpoena, civil investigative demand, or similar judicial or administrative process, to disclose any such information, such party shall, or shall cause its representative to, provide the Purchaser with reasonably prompt prior oral or written notice of such requirement (including any report, statement, testimony or other submission to such Governmental Authority) to the extent legally permissible and reasonably practicable, and cooperate with Purchaser, at Purchaser’s expense, to obtain a protective order or similar remedy to cause such information not to be disclosed; provided that in the event that such protective order or other similar remedy is not obtained, the applicable Applicant shall, or shall cause its representative to, furnish only that portion of such information that has been legally compelled, and shall, or shall cause such representative to, exercise its commercially reasonable efforts to obtain assurance that confidential treatment will be accorded to such disclosed information. The remaining Applicants shall instruct their representatives having access to such information of such obligation of confidentiality and shall be responsible for any breach of the terms of this Section 13.1 by any of their representatives.

13.2	Public Notices

No press release or other announcement concerning the transactions contemplated by this Agreement shall be made by any of the Applicants or Purchaser without the prior consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that subject to the last sentence of this Section 13.2, any Party may, without such consent, make such disclosure if the same is required by Applicable Law (including the CCAA Proceedings) or by any stock exchange on which any of the securities of such Party or any of its Affiliates are listed, or by any insolvency or other court or securities commission, or other similar Governmental Authority having jurisdiction over such Party or any of its Affiliates, and, if such disclosure is required, the Party making such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party to the extent legally permissible and reasonably practicable, and if such prior notice is not legally permissible or reasonably practicable, to give such notice reasonably promptly following the making of such disclosure. Notwithstanding the foregoing: (i) this Agreement may be filed by either Party, as applicable: (A) with the CCAA Court; and (B) on their respective profiles on www.sedarplus.ca; and (ii) the transactions contemplated in this Agreement may be disclosed by the Companies and Aleafia Health to the CCAA Court. The Parties further agree that:

(a)	the Monitor may prepare and file reports and other documents with the CCAA Court containing references to the transactions contemplated by this Agreement and the terms of such transactions; and

(b)	the Applicants, the Purchaser and their respective professional advisors may prepare and file such motions, affidavits, materials, reports and other documents with the CCAA Court containing references to the transactions contemplated by this Agreement and the terms of such transactions as may reasonably be necessary to complete the transactions contemplated by this Agreement or to comply with their obligations in connection therewith.

Purchaser shall be afforded an opportunity to review and comment on such materials prior to their filing; provided in the case of reports or other documents prepared or to be filed by the Monitor with the CCAA Court the Purchaser shall be entitled to review only factual information contained therein relating to the terms of the transactions contemplated in this Agreement. The Parties may issue a joint press release announcing the execution and delivery of this Agreement, in form and substance mutually agreed to them.

13.3	Injunctive Relief

(a)	The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek specific performance, injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such specific performance, injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

(b)	Each Party hereby agrees not to raise any objections to the availability of the equitable remedies provided for herein and the Parties further agree that by seeking the remedies provided for in this Section 13.3, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement.

(c)	Notwithstanding anything herein to the contrary herein, under no circumstances shall a Party be permitted or entitled to receive both monetary damages and specific performance and election to pursue one shall be deemed to be an irrevocable waiver of the other.

13.4	Survival

None of the representations, warranties, covenants (except the covenants in Article 2, Article 3, Article 13 and Sections 9.2(b), and 9.5 to the extent they are to be performed after the Closing) of any of the Parties set forth in this Agreement, in any Closing Document to be executed and delivered by any of the Parties (except any covenants included in such Closing Documents, which, by their terms, survive Closing) or in any other agreement, document or certificate delivered pursuant to or in connection with this Agreement or the transactions contemplated hereby shall survive the Closing.

13.5	Non-Recourse

No past, present or future director, officer, employee, incorporator, member, partner, security holder, Affiliate, agent, lawyer or representative of the respective Parties, in such capacity, shall have any liability for any obligations or liabilities of the Purchaser, either of the Companies or Aleafia Health, as applicable, under this Agreement, or for any causes of action based on, in respect of or by reason of the transactions contemplated hereby.

13.6	Assignment; Binding Effect

No Party may assign its right or benefits under this Agreement without the consent of each of the other Parties, except that without such consent Purchaser may, upon prior notice to each of the Companies and Aleafia Health, assign this Agreement, or any or all of its rights and obligations hereunder, to one or more of its Affiliates; provided that no such assignment or direction shall relieve Purchaser or RWB of its obligations hereunder, including with respect to the Guaranteed Obligations. This Agreement shall be binding upon and enure to the benefit of the Parties and their respective permitted successors and permitted assigns. Although not Parties to this Agreement, the Monitor and its respective Affiliates and advisors shall have the benefits expressed to be conferred upon them in this Agreement, including in Article 6, Section 9.7 and Section 12.4 (in respect of the Monitor) hereof. Subject to the preceding sentence, nothing in this Agreement shall create or be deemed to create any third Person beneficiary rights in any Person not a Party to this Agreement.

13.7	Notices

Any notice, request, demand or other communication required or permitted to be given to a Party pursuant to the provisions of this Agreement will be in writing and will be effective and deemed given under this Agreement on the earliest of: (i) the date of personal delivery; (ii) the date of transmission by email, with confirmed transmission and receipt (if sent during normal business hours of the recipient, if not, then on the next Business Day); (iii) two (2) days after deposit with a nationally-recognized courier or overnight service such as Federal Express; or (iv) five (5) days after mailing via certified mail, return receipt requested. All notices not delivered personally or by email will be sent with postage and other charges prepaid and properly addressed to the Party to be notified at the address set forth for such Party:

(a)	If to the Purchaser at: RWB (PV) CANADA INC.
c/o Red White & Bloom Brands Inc. 789 West Pender Street, Suite 810 Vancouver, British Columbia V6C 1H2

Attention: Eddie Mattei
Email: eddie.mattei@redwhitebloom.com

and to:

Gowling WLG (Canada) LLP 1 First Canadian Place 100 King Street West, Suite 1600 Toronto, ON M5X 1G5

Attention: Virginie Gauthier, Kate Yurkovich
Email: virginie.gauthier@gowlingwlg.com;
kate.yurkovich@gowlingwlg.com

(b)	If to the Companies and Aleafia Health at:

Aleafia Health Inc. c/o Aird & Berlis LLP Brookfield Place, 181 Bay Street, Suite 1800 Toronto, Canada M5J 2T9

Attention: Tricia Symmes / Mike Paris
Email: triciasymmes@AleafiaHealth.com / mikeparis@aleafiahealth.com and to:

Aird & Berlis LLP
Brookfield Place, 181 Bay Street, Suite 1800
Toronto, Canada
M5J 2T9

Attention: Kyle Plunkett
Email: kplunkett@airdberlis.com

and to:

KSV Restructuring Inc.
222 Bay Street, 13th Floor
Toronto ON M5J 2W4

Attention: Noah Goldstein
Email: ngoldstein@ksvadvisory.com

Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such Party at its changed address.

13.8	Counterparts; Electronic Signatures

This Agreement may be signed in counterparts and each of such counterparts shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument. Execution of this Agreement may be made by electronic signature which, for all purposes, shall be deemed to be an original signature.

[Signature pages to follow]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

ALEAFIA HEALTH INC.

/s/ Patricia Symmes-Rizakos
Per:
Name: Patricia Symmes-Rizakos
Title: Chief Executive Officer
I have the authority to bind the corporation.
EMBLEM CANNABIS CORPORATION

/s/ Patricia Symmes-Rizakos
Per:
Name: Patricia Symmes-Rizakos
Title: Director
I have the authority to bind the corporation.
CANABO MEDICAL CORPORATION

/s/ Patricia Symmes-Rizakos
Per:
Name: Patricia Symmes-Rizakos
Title: Director
I have the authority to bind the corporation.

Signature Page to Subscription Agreement

ALEAFIA FARMS INC.
/s/ Patricia Symmes-Rizakos
Per:
Name: Patricia Symmes-Rizakos
Title: Director
I have the authority to bind the corporation.
ALEAFIA RETAIL INC.
/s/ Patricia Symmes-Rizakos
Per:
Name: Patricia Symmes-Rizakos
Title: Director
I have the authority to bind the corporation.
RWB (PV) CANADA INC.
/s/ Eddie Mattei
Per:
Name: Eddie Mattei
Title: CFO
I have the authority to bind the corporation.
RED WHITE & BLOOM BRANDS INC., solely for the purposes of Section 5.6, Article 8 and Article 13 herein
/s/ Eddie Mattei
Per:
Name: Eddie Mattei
Title: CFO
I have the authority to bind the corporation.

SCHEDULE 1.1(A)

PERMITTED ENCUMBRANCES

REAL PROPERTY

REAL PROPERTY GENERAL ENCUMBRANCES

With respect to the Grimsby Property, Scugog Property and Paris Property (together “the Property”, and each a “Property”):

1.	The reservations, limitations, provisos and conditions expressed in the original grant from the Crown.

2.	Any registered or unregistered easements, servitudes, rights-of-way, licences, or restrictions, in favour of any governmental authority or public utility, that run with the land and other encumbrances and/or agreements with respect thereto including, without limiting the generality of the foregoing, easements, rights-of-way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables).

3.	Any encroachments, minor defects or irregularities indicated on any survey of the Property;

4.	Any subdivision agreements, site plan agreements, development agreements and any other agreements with the municipality, region, publicly regulated utilities or other governmental authorities having jurisdiction registered on title to the Property.

SPECIFIC ENCUMBRANCES

Grimsby Property

•	Instrument No. RO437966 registered on October 15, 1981 and being an Agreement re: Easement to The Corporation of the Town of Grimsby.

•	Instrument No. NR529869 registered on December 12, 2019 and being a Transfer Easement for Aleafia Farms Inc. to Grimsby Power Incorporated.

•	Instrument No. NR262008 registered on February 16, 2011 and being a Bylaw for Public Highway from The Regional Municipality of Niagara.

•	Instrument No. NR384106 registered on June 19, 2015 and being a Notice from The Corporation of the Town of Grimsby.

Scugog Property

•	Instrument No. N32525 registered on March 13, 1967 and being an Order designating areas of subdivision control under The Planning Act.

•	Instrument No. DR685199 registered on February 4, 2008 and being an Application (General) amending the legal description from Audrey Gwendoline Metcalf.

Paris Property

•	Instrument No. A331750 registered on August 13, 1987 and being an Agreement to the Town of Paris.

•	Instrument No. A462029 registered on September 25, 1995 and being an Agreement re: Site Plan to Town of Paris.

•	Instrument No. LT22629 registered on June 18, 2001 and being a Notice Agreement from The Corporation of the County of Brant.

•	Instrument No. LT22633 registered on June 18, 2001 and being a Notice Agreement from The Corporation of the County of Brant.

•	Instrument No. BC3838 registered on September 20, 2002 and being a Notice Agreement from The Corporation of the County of Brant.

Instrument No. BC328156 registered on November 7, 2017 and being a Notice from Emblem Cannabis Corporation to The Corporation of the County of Brant.

SCHEDULE 1.1(b)

INTELLECTUAL PROPERTY

Canadian Trademark Applications and Registrations

Date of Search: July 21, 2023

No	Mark	Details
Aleafia Health Inc.
1	ALEAFIA HEALTH SCIENCE SEEDING WELLNESS Design	Reg No.: TMA1109543 Status: REGISTERED Reg. Date: 2021-09-15 Owner: Aleafia Health Inc.
2	N&N Design	App No.: 2148922 Status: FORMALIZED Filing Date: 2021-11-22 Owner: Aleafia Health Inc.
3	NITH & GRAND	App No.: 2079596 Status: FORMALIZED Filing Date: 2021-01-25 Owner: Aleafia Health Inc.

No	Mark	Details
4	Leaf Design	Reg No.: TMA1109544 Status: REGISTERED Reg. Date: 2021-09-15 Owner: Aleafia Health Inc.
5	ALEAFIA	Reg No.: TMA1095537 Status: REGISTERED Reg. Date: 2021-03-11 Owner: Aleafia Health Inc.
6	ALEAFIA MEDICAL CANNABIS CARE Design	Reg No.: TMA1095540 Status: REGISTERED Reg. Date: 2021-03-11 Owner: Aleafia Health Inc.
7	ALEAFIA MEDICAL CANNABIS CARE	Reg No.: TMA1095541 Status: REGISTERED Reg. Date: 2021-03-11 Owner: Aleafia Health Inc.
8	ALEAFIA Design	Reg No.: TMA1095539 Status: REGISTERED Reg. Date: 2021-03-11 Owner: Aleafia Health Inc.

No	Mark	Details
9	A Design	Reg No.: TMA1095538 Status: REGISTERED Reg. Date: 2021-03-11 Owner: Aleafia Health Inc.
10	NOON & NIGHT	App No.: 2081049 Status: FORMALIZED Filing Date: 2021-01-29 Owner: Aleafia Health Inc.
11	SUNDAY MARKET	App No.: 2079600 Status: FORMALIZED Filing Date: 2021-01-25 Owner: Aleafia Health Inc.
12	WELL & NESS	App No.: 1947909 Status: DEFAULT Filing Date: 2019-02-25 Owner: Aleafia Health Inc.
13	ALEAFIA HEALTH Design	Reg No.: TMA1109545 Status: REGISTERED Reg. Date: 2021-09-15 Owner: Aleafia Health Inc.
14	DIVVY	App No.: 2079598 Status: FORMALIZED Filing Date: 2021-01-25 Owner: Aleafia Health Inc.

No	Mark	Details
15	Icon Design	App No.: 1947908 Status: SEARCHED Filing Date: 2019-02-25 Owner: Aleafia Health Inc.
16	KESARA WELLNESS Design	App No.: 1947907 Status: DEFAULT Filing Date: 2019-02-25 Owner: Aleafia Health Inc.
17	FOLIEDGE ACADEMY Design	App No.: 1947904 Status: DEFAULT Filing Date: 2019-02-25 Owner: Aleafia Health Inc.
18	DIVVY CANNABIS CO.	App No.: 2079599 Status: FORMALIZED Filing Date: 2021-01-25 Owner: Aleafia Health Inc.
19	BOGART'S KITCHEN	App No.: 2079597 Status: FORMALIZED Filing Date: 2021-01-25 Owner: Aleafia Health Inc.

No	Mark	Details
20	WE GROW TOGETHER	App No.: 1962713 Status: FORMALIZED Filing Date: 2019-05-14 Owner: Aleafia Health Inc.
21	SCIENCE SEEDING WELLNESS	App No.: 1962712 Status: FORMALIZED Filing Date: 2019-05-14 Owner: Aleafia Health Inc.
22	W & N	App No.: 1947910 Status: DEFAULT Filing Date: 2019-02-25 Owner: Aleafia Health Inc.
23	Crest Design	App No.: 1947905 Status: DEFAULT Filing Date: 2019-02-25 Owner: Aleafia Health Inc.
24	NITH & GRIND	Reg No.: TMA1179414 Status: REGISTERED Reg. Date: 2023-05-10 Owner: Aleafia Health Inc.
25	ALEAFIA CAMPUS Design	Reg No.: TMA1109542 Status: REGISTERED Reg. Date: 2021-09-15 Owner: Aleafia Health Inc.
26	ALEAFIA CAMPUS	Reg No.: TMA1109541 Status: REGISTERED Reg. Date: 2021-09-15 Owner: Aleafia Health Inc.

No	Mark	Details
27	ALEAFIA HEALTH	Reg No.: TMA1109546 Status: REGISTERED Reg. Date: 2021-09-15 Owner: Aleafia Health Inc.
28	everso	App No.: 1962492 Status: FORMALIZED Filing Date: 2019-05-13 Owner: Aleafia Health Inc.
29	KESARA WELLNESS	App No.: 1947906 Status: DEFAULT Filing Date: 2019-02-25 Owner: Aleafia Health Inc.
30	FOLIEDGE ACADEMY	App No.: 1947903 Status: DEFAULT Filing Date: 2019-02-25 Owner: Aleafia Health Inc.

Foreign Trademark Applications and Registrations

Date of Search: July 21, 2023

No	Mark	Details
Aleafia Health Inc.
31	A ALEAFIA HEALTH SCIENCE SEEDING WELLNESS	Jurisdiction: Australia Reg No.: 2010171 Status: REGISTERED Reg. Date: 2019-05-17 Owner: Aleafia Health Inc.
32	ALEAFIA HEALTH	Jurisdiction: Australia Reg No.: 2010170 Status: REGISTERED Reg. Date: 2019-05-17 Owner: Aleafia Health Inc.
33	everso	Jurisdiction: Australia Reg No.: 2009082 Status: REGISTERED Reg. Date: 2019-05-14 Owner: Aleafia Health Inc.

No	Mark	Details
34	everso	Jurisdiction: Germany Reg No.: 302019011831 Status: REGISTERED Reg. Date: 2019-08-28 Owner: Aleafia Health Inc.
35	ALEAFIA HEALTH	Jurisdiction: Germany Reg No.: 302019012527 Status: REGISTERED Reg. Date: 2019-10-24 Owner: Aleafia Health Inc.
36	Aleafia Health SCIENCE SEEDING WELLNESS	Jurisdiction: Germany Reg No.: 302019012528 Status: REGISTERED Reg. Date: 2019-10-24 Owner: Aleafia Health Inc.
37	FOLIEDGE ACADEMY	Jurisdiction: Germany Reg No.: 302019019962 Status: REGISTERED Reg. Date: 2021-08-25 Owner: Aleafia Health Inc.
38		Jurisdiction: Germany Reg No.: 302019020063 Status: REGISTERED Reg. Date: 2021-08-09 Owner: Aleafia Health Inc.
39	FOLIEDGE ACADEMY	Jurisdiction: Germany Reg No.: 302019020134 Status: REGISTERED Reg. Date: 2021-08-05 Owner: Aleafia Health Inc.

   DOMAINS

Domain Name	Status	Expiration Date	Auto- renew	Lock	Nameservers
aleafia.ca	Active	2022-10- 13	On	Locked	ns63.domaincontrol.com ns64.domaincontrol.com
aleafia.health	Active	2023-01- 30	On	Locked	ns01.domaincontrol.com ns02.domaincontrol.com
aleafia.me	Active	2023-01- 30	On	Locked	ns01.domaincontrol.com ns02.domaincontrol.com
aleafiahealth.ca	Active	2022-10- 15	On	Locked	ns31.domaincontrol.com ns32.domaincontrol.com
aleafiahealth.com	Active	2022-03- 27	On	Locked	ns-797.awsdns-35.net ns-1036.awsdns- 01.org ns-1759.awsdns-27.co.uk ns-481.awsdns- 60.com
aleafiahealth.info	Active	2023-01- 30	On	Locked	ns01.domaincontrol.com ns02.domaincontrol.com
aleafiahealth.life	Active	2023-01- 30	On	Locked	ns01.domaincontrol.com ns02.domaincontrol.com
aleafiahealth.me	Active	2023-01- 30	On	Locked	ns01.domaincontrol.com ns02.domaincontrol.com
aleafiahealth.net	Active	2023-01- 30	On	Locked	ns01.domaincontrol.com ns02.domaincontrol.com
aleafiahealth.org	Active	2023-01- 30	On	Locked	ns01.domaincontrol.com ns02.domaincontrol.com
aleafiahealthinc.c a	Active	2022-10- 15	On	Locked	ns31.domaincontrol.com ns32.domaincontrol.com
aleafiahealthinc.c om	Active	2022-10- 15	On	Locked	ns31.domaincontrol.com ns32.domaincontrol.com
aleafiainc.ca	Active	2022-10- 13	On	Locked	ns63.domaincontrol.com ns64.domaincontrol.com
aleafiainc.com	Active	2022-01- 11	On	Locked	ns-1191.awsdns-20.org ns-409.awsdns- 51.com ns-1950.awsdns-51.co.uk ns- 903.awsdns-48.net
aleafialabs.ca	Active	2023-02- 15	On	Locked	ns75.domaincontrol.com ns76.domaincontrol.com
aleafiatech.ca	Active	2023-02- 15	On	Locked	ns31.domaincontrol.com ns32.domaincontrol.com
aleafiatech.com	Active	2023-02- 15	On	Locked	ns57.domaincontrol.com ns58.domaincontrol.com
aleafiatechlabs.ca	Active	2023-02- 15	On	Locked	ns57.domaincontrol.com ns58.domaincontrol.com
aleafiatechlabs.co m	Active	2023-02- 15	On	Locked	ns31.domaincontrol.com ns32.domaincontrol.com

assurehome.deliv ery	Active	2023-04- 03	On	Locked	ns47.domaincontrol.com ns48.domaincontrol.com
assurehomedelive ry.ca	Active	2023-04- 03	On	Locked	ns47.domaincontrol.com ns48.domaincontrol.com
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SCHEDULE 1.1(C)

SALE AND INVESTMENT SOLICITATION PROCESS

See attached.

Schedule “A”

Bidding Procedures for

the Sale and Investment Solicitation Process

Pursuant to an order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) made on July 25, 2023 (as amended and restated, the “Initial Order”), Aleafia Health Inc., Emblem Corp., Emblem Cannabis Corporation, Emblem Realty Ltd., Growwise Health Limited, Canabo Medical Corporation, Aleafia Inc., Aleafia Farms Inc., Aleafia Brands Inc., Aleafia Retail Inc., 2672533 Ontario Inc. and 2676063 Ontario Inc. (collectively, the “Applicants” or the “Aleafia Group”) were granted protection under the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended (the “CCAA” and the proceedings thereunder, the “CCAA Proceedings”), and KSV Restructuring Inc. (“KSV”) was appointed monitor of the Applicants (in such capacity, the “Monitor”).

On August 15, 2023, the Court granted an order (the “SISP Order”), authorizing the Monitor, with the assistance of the Aleafia Group’s management team, to undertake a sale and investment solicitation process (“SISP”) for the sale of the Aleafia Group’s (i) property, assets and undertaking or shares in the capital of one or more of the Applicants (collectively, the “Property”) and (ii) business operations (the “Business”). The SISP will be conducted by the Monitor in the manner set forth herein and in accordance with the SISP Order.

Among other things, the SISP Order also: (a) approved the procedures set out in this Schedule (the “Bidding Procedures”) for the solicitation of offers or proposals (each, a “Bid”) for the acquisition of the Property and the Business or some portion thereof; and (b) approved the form of stalking horse agreement (as same may be amended from time to time pursuant to its terms and the SISP Order, the “Stalking Horse Agreement”) to be entered into between each of Aleafia Health Inc., Emblem Cannabis Corporation, Canabo Medical Corporation, Aleafia Farms Inc. and Aleafia Retail Inc., as vendors, and (PV) Canada Inc.2 (a wholly-owned subsidiary of the DIP Lender, the “Stalking Horse Bidder”), as purchaser, for the purposes of serving as the stalking horse bid in the SISP (the “Stalking Horse Bid”). For the avoidance of doubt, the implementation of the transactions contemplated by the Stalking Horse Agreement is conditional upon the Stalking Horse Bid being selected as the Successful Bid (as defined below) in accordance with the Bidding Procedures and Court approval of the Stalking Horse Agreement and the transactions contemplated therein on a subsequent motion to be brought by the Applicants following the completion of the SISP.

Defined Terms

1.	Capitalized terms used in these Bidding Procedures and not otherwise defined herein have the meanings given to them in Appendix “A” hereto.

2 Stalking Horse Agreement and Implementation Steps contemplate the assignment/pledge of the DIP and Senior Loans and security to the Purchaser.

Bidding Procedures

Opportunity

2.	The SISP is intended to solicit interest in and opportunities for a sale of, or investment in, all or part of the Aleafia Group's Property and Business (the "Opportunity"). The Opportunity may include one or more of a restructuring, refinancing, recapitalization or other form of reorganization of the business and affairs of one or more entity comprising the Aleafia Group as a going concern, or a sale of all, substantially all or one or more components of the Aleafia Group’s Property and Business as a going concern or otherwise.

3.	Any sale of the Property or investment in the Business will be on an "as is, where is" basis and without surviving representations or warranties of any kind, nature, or description by the Monitor, the Aleafia Group or any of their respective agents, advisors or estates, and, in the event of a sale, all of the right, title and interest of the Aleafia Group in and to the Property to be acquired will be sold free and clear of, inter alia, all pledges, liens, security interests, encumbrances, claims, charges, options, and interests therein and thereon pursuant to Court orders, except as otherwise provided in such Court orders and definitive documents.

4.	The Stalking Horse Agreement constitutes a Binding Offer (as defined below) by the Stalking Horse Bidder (which constitutes a Binding Offer Bidder (as defined below)) for all purposes and at all times under this SISP and will serve as the Stalking Horse Bid for purposes of this SISP and the Bidding Procedures and have the right to participate in the Auction (as defined below), if any. Notwithstanding the Stalking Horse Agreement and proposed transactions therein, all interested parties are encouraged to submit bids based on any form of Opportunity that they may elect to advance pursuant to the SISP, including as a Sale Proposal (as defined below), a Partial Sale Proposal (as defined below) or an Investment Proposal (as defined below). A copy of the Stalking Horse Agreement will be made available to all Qualified Bidders (as defined below) and a form of such agreement, to be uploaded to the VDR (as defined below), may be used as the basis for any Binding Offer made in the SISP.

5.	The Bidding Procedures describe the manner in which prospective bidders may gain access to due diligence materials concerning the Aleafia Group, the Property and the Business, the manner in which bidders may participate in the SISP, the requirement of and the receipt and negotiation of bids received, the ultimate selection of a Successful Bidder (as defined below) and the requisite approvals to be sought from the Court in connection therewith.

Subject to paragraph 18 below, the Monitor, in consultation with the Aleafia Group, may at any time and from time to time, modify, amend, vary or supplement the Bidding Procedures, without the need for obtaining an order of the Court or providing notice to Qualified Bidders, Binding Offer Bidders, the Successful Bidder or the Back-Up Bidder (as defined below) provided that such modification, amendment, variation or supplement is expressly limited to changes that do not alter, amend or prejudice the rights of such bidders (including the rights of the Stalking Horse Bidder, except with the authorization of the Stalking Horse Bidder) and are necessary or useful in order to give effect to the substance of the SISP, the Bidding Procedures or the SISP Order. Notwithstanding the foregoing, the dates or time limits indicated in the table contained below may be extended by the Monitor, as the Monitor deems necessary or appropriate, and with the consent of the DIP Lender, acting reasonably, or by order of the Court.

The Monitor will post on the Monitor’s website and serve on the service list maintained in the CCAA Proceedings, as soon as practicable, any such modification, amendment, variation or supplement to these Bidding Procedures and inform the bidders impacted by such modifications.

In the event of a dispute as to the interpretation or application of the SISP Order or these Bidding Procedures, the Court will have exclusive jurisdiction to hear and resolve such dispute. For the avoidance of doubt, all bidders shall be deemed to have consented to the jurisdiction of the Court in connection with any disputes relating to the SISP, including the qualification of bids, the construction and enforcement of the SISP, and closing of the Successful Bid, as applicable.

A summary of the key dates pursuant to the SISP is as follows:

Milestone	Date
Commence solicitation of interest from parties, including delivering NDA and Teaser Letter, and upon execution of NDA (each as defined below), Confidential Information Memorandum and access to VDR	No later than two (2) Business Days after the granting of the SISP Order
Binding Offer Deadline (as defined below)	October 2, 2023 at 5:00 p.m. EST
If no Binding Offers are received other than Stalking Horse Bid
Selection of Stalking Horse Bid as Successful Bid	October 3, 2023
Approval Motion (as defined below)	October 10, 2023 or the earliest date available thereafter
Closing of Stalking Horse Bid	As soon as possible but no later than November 22, 2023
If Binding Offers selected other than Stalking Horse Bid
Deadline to notify Qualified Bidders	No later than October 6, 2023

Auction, if needed	October 9, 2023
Selection of Successful Bid and Back-Up Bidder, if needed	October 9, 2023 or such later date immediately thereafter if the Auction is not completed in one day
Approval Motion	No later than October 17, 2023
Closing of the Successful Bid	As soon as possible but no later than November 22, 2023

Solicitation of Interest: Notice of the SISP

6.	As soon as reasonably practicable, but, in any event, by no later than two (2) Business Days after the granting of the SISP Order:

(a)	The Monitor, in consultation with the Aleafia Group, will prepare a list of potential bidders, including (i) parties that have approached the Applicants or the Monitor indicating an interest in the Opportunity, (ii) strategic and financial parties who the Monitor, in consultation with the Aleafia Group, believe may be interested in purchasing all or part of the Business or the Property or investing in the Aleafia Group pursuant to the SISP, and (iii) parties that showed an interest in the Aleafia Group and/or their Property prior to the date of the SISP Order including by way of the previous, out-of-court strategic review process, in each case whether or not such party has submitted a letter of intent or similar document (collectively, the “Known Potential Bidders”);

(b)	a notice of the SISP (and such other relevant information which the Monitor, in consultation with the Aleafia Group, considers appropriate) (the "Notice") will be published by the Monitor in one or more trade industry and/or insolvency-related publications as may be considered appropriate by the Monitor;

(c)	the Aleafia Group will issue a press release setting out the information contained in the Notice and such other relevant information which the Monitor and the Applicants determine is appropriate; and

(d)	the Monitor, with the assistance of the Aleafia Group, will prepare (i) a process summary (the “Teaser Letter”) describing the Opportunity, outlining the process under the SISP and inviting recipients of the Teaser Letter to express their interest pursuant to the SISP; and (ii) a non-disclosure agreement in form and substance satisfactory to the Monitor and Aleafia Group and their respective counsel, which shall enure to the benefit of any purchaser of the Business or Property or any part thereof (an “NDA”).

7.	The Monitor will cause the Teaser Letter and NDA to be sent to each Known Potential Bidder by no later than two (2) Business Days after the granting of the SISP Order, and to any other party who requests a copy of the Teaser Letter and NDA or who is identified to the Monitor as a potential bidder as soon as reasonably practicable after such request or identification, as applicable.

Virtual Data Room

8.	A confidential virtual data room (the “VDR”) in relation to the Opportunity will be made available by the Aleafia Group and the Monitor to Potential Bidders (as defined below) that have executed the NDA. The VDR will be made available as soon as practicable. The Monitor, in consultation with the Aleafia Group, may establish or cause the Aleafia Group to establish separate VDRs (including “clean rooms”), if the Aleafia Group reasonably determines that doing so would further the Aleafia Group’s and any Potential Bidder’s compliance with applicable antitrust and competition laws, or would prevent the distribution of commercially sensitive competitive information. The Monitor may also, in consultation with the Aleafia Group, limit the access of any Potential Bidder to any confidential information in the VDR where the Monitor, in consultation with the Aleafia Group, reasonably determines that such access could negatively impact the SISP, the ability to maintain the confidentiality of the information, the Business, the Property or their value.

Qualified Bidders and Delivery of Confidential Information Memorandum

9.	Any party who wishes to participate in the SISP (a "Potential Bidder") must provide to the Monitor and counsel to the Aleafia Group, at the addresses specified in Appendix "B" hereto (including by email transmission), an NDA executed by it, acceptable to the Monitor, in consultation with the Aleafia Group, and written confirmation of the identity of the Potential Bidder, the contact information for such Potential Bidder and full disclosure of the direct and indirect principals of the Potential Bidder.

10.	A Potential Bidder (who has delivered the executed NDA and letter as set out above) will be deemed a "Qualified Bidder" if the Monitor, in its reasonable judgment, and in consultation with the Aleafia Group, determines such person is likely, based on the availability of financing, experience and other considerations, to be able to consummate a sale or investment pursuant to the SISP. All Qualified Bidders will receive a Confidential Information Memorandum prepared by the Monitor and will be granted access to the VDR. For the avoidance of doubt, the Stalking Horse Bidder is, and will be deemed to be, a Qualified Bidder.

11.	The Monitor will prepare and send to each Qualified Bidder a Teaser Letter and provide a copy of the Stalking Horse Agreement, and any material amendment thereto. The Aleafia Group, the Monitor and their respective advisors make no representation or warranty as to the information contained in the VDR, Teaser Letter, Confidential Information Memorandum or otherwise made available pursuant to the SISP.

12.	At any time during the SISP, the Monitor may, in its reasonable judgment, and in consultation with the Aleafia Group, eliminate a Qualified Bidder from the SISP, in which case such bidder will be eliminated from the SISP and will no longer be a "Qualified Bidder" for the purposes of the SISP.

13.	Potential Bidders must rely solely on their own independent review, diligence, investigation and/or inspection of all information and of the Property and Business in connection with their participation in the SISP and any transaction they enter into with one or more of the entities comprising the Aleafia Group.

Due Diligence

14.	The Monitor and the Aleafia Group, shall, subject to competitive and other business considerations, afford each Qualified Bidder such access to due diligence materials and information relating to the Property and Business as the Monitor, in consultation with the Aleafia Group, may deem appropriate. Due diligence access may include management presentations, access to the VDR, on-site inspections, and other matters which a Qualified Bidder may reasonably request and as to which the Monitor, in its reasonable judgment, and in consultation with the Aleafia Group, may agree. Any access or interactions with the Aleafia Group’s management and personnel shall be coordinated through, and involve a representative of, the Monitor.

15.	The Monitor will designate one or more representatives of the Monitor to be solely responsible for coordinating and responding to all requests for information and due diligence access from Qualified Bidders and the manner in which such requests must be communicated. Neither the Monitor, nor the Aleafia Group through the Monitor, will be obligated to furnish any information relating to the Property or Business to any person other than to Qualified Bidders. Further, and for the avoidance of doubt, selected due diligence materials may be withheld from certain Qualified Bidders if the Monitor, in consultation with the Aleafia Group, determines such information to represent proprietary or sensitive competitive information.

Formal Binding Offers

16.	Any Qualified Bidder (other than the Stalking Horse Bidder) that wishes to make a formal offer with respect to its offer to (A) acquire all or substantially all of the Property or Business, whether through an asset purchase, a share purchase or a combination thereof (either one, a “Sale Proposal”) or a portion of the Property or the Business (a “Partial Sale Proposal”); or (B) make an investment in, restructure, recapitalize or refinance the Aleafia Group or the Business or a portion thereof (an “Investment Proposal”) must submit a binding offer (a “Binding Offer”): (a) in the case of a Sale Proposal, in the form of a template purchase agreement provided in the VDR, along with a marked version showing edits to the original form of the template provided in the VDR and otherwise with a marked version compared to the Stalking Horse Agreement; or (b) in the case of an Investment Proposal, a plan or restructuring support agreement in form and substance satisfactory to the Monitor, in consultation with the Aleafia Group (the “Binding Offer Bidder”), in each case to the Monitor, no later 5 p.m. EST on October 2, 2023 (the "Binding Offer Deadline").

17.	A Binding Offer will be considered if it:

(a)	provides net cash proceeds on closing via provisions that meet the following requirements, that are not less than the aggregate total of: (A) the amount of cash payable under the Stalking Horse Agreement together with the amount of all secured indebtedness, liabilities and obligations owing by the Aleafia Group to the DIP Lender (both in respect of its outstanding pre-filing secured loans and advances under the DIP Facility), plus (B) the amount of cash payable to cover the Expense Reimbursement (as defined in the Stalking Horse Agreement), plus (C) a minimum overbid amount of $200,000, plus (D) the amount of cash payable to repay in full all of the secured indebtedness, liabilities and obligations owing by the Aleafia Group to 1260356 Ontario Limited (the amounts set forth in this paragraph 17(a), the “Minimum Purchase Price”); provided, however, that the Monitor may, in its reasonable judgment, and in consultation with the Aleafia Group, deem this criterion satisfied if the Sale Proposal, Partial Sale Proposal or the Investment Proposal, together with one or more other non-overlapping Sale Proposal, Partial Sale Proposal or Investment Proposal, in the aggregate, meet or exceed the Minimum Purchase Price and such Minimum Purchase Price is payable in full in cash on closing (such bids, “Aggregated Bids”, and each an “Aggregated Bid”) (the amount of the Minimum Purchase Price will be confirmed by the Monitor with Potential Bidders);

(b)	is submitted on or before the Binding Offer Deadline by a Qualified Bidder;

(c)	is made by way of binding, definitive transaction document(s) that is/are executed by the Binding Offer Bidder;

(d)	is a Binding Offer: (i) to purchase all, substantially all, or a portion of the Property or the Business; and/or (ii) to make an investment in, restructure, recapitalize or refinance the Aleafia Group or the Business or a portion thereof, on terms and conditions reasonably acceptable to the Monitor and the Aleafia Group;

(e)	identifies all executory contracts of the Aleafia Group that the Binding Offer Bidder will assume and clearly describes, for each contract or on an aggregate basis, how all monetary defaults and non-monetary defaults will be remedied, as applicable;

(f)	is not subject to any financing condition, diligence condition or internal or board approval;

(g)	is unconditional, other than upon the receipt of the Approval Order(s) (as defined below) and satisfaction of any other conditions expressly set forth in the Binding Offer;

(h)	contains or identifies the key terms and provisions to be included in any Approval Order, including whether such order will be a “reverse vesting order”;

(i)	contains the Binding Offer Bidder’s proposed treatment of employees of the applicable Aleafia Group entities (for example, anticipated employment offers and treatment of post-employment benefits);

(j)	includes acknowledgments and representations of the Binding Offer Bidder that it: (i) has had an opportunity to conduct any and all due diligence regarding the Opportunity prior to making its Binding Offer; (ii) has relied solely upon its own independent review, investigation and/or inspection of any documents and/or the Property and/or the Business in making its Binding Offer; (iii) did not rely upon any written or oral statements, representations, warranties, or guarantees whatsoever, whether express, implied, statutory or otherwise, regarding the Opportunity or the completeness of any information provided in connection therewith, other than as expressly set forth in the Binding Offer or other transaction document submitted with the Binding Offer; and (iv) promptly will commence any governmental or regulatory review of the proposed transaction by the applicable competition, antitrust or other applicable governmental authorities, including those regulating the cannabis sector;

(k)	provides for (i) net cash proceeds on closing that are not less than the Minimum Purchase Price; unless it is a part of a bid that qualifies as an Aggregated Bid, as the case may be, in which case the total net cash proceeds of the Aggregated Bids will be not less than the Minimum Purchase Price; and (ii) evidence satisfactory to the Monitor of funds available to pay the Minimum Purchase Price on closing including written evidence of a firm, irrevocable commitment for financing or other evidence of ability to pay the Minimum Purchase Price on closing;

(l)	is accompanied by a letter that confirms that the Binding Offer: (i) may be accepted by the Aleafia Group by countersigning the Binding Offer, and (ii) is irrevocable and capable of acceptance until the earlier of (A) two (2) Business Days after the date of closing of the Successful Bid; and (B) the Outside Date (as defined below);

(m)	provides for any anticipated corporate, licensing, securityholder, Health Canada, legal or other regulatory approvals required to close the transaction, and an estimate of the anticipated time frame and any anticipated impediments for obtaining such approvals;

(n)	does not provide for any break or termination fee, expense reimbursement or similar type of payment, it being understood and agreed that no bidder will be entitled to any bid protections;

(o)	in the case of a Sale Proposal or Partial Sale Proposal, includes:

(i)	the specific purchase price in Canadian dollars and a description of any non- cash consideration;

(ii)	a description of the Property that is expected to be subject to the transaction and any of the Property expected to be excluded;

(iii)	a specific indication of the sources of capital for the Binding Offer Bidder and the structure and financing of the transaction; and

(iv)	a description of those liabilities and obligations (including operating liabilities) which the Binding Offer Bidder intends to assume and which such liabilities and obligations it does not intend to assume and are to be excluded as part of the transaction;

(p)	in the case of an Investment Proposal, includes:

(i)	a description of how the Binding Offer Bidder proposes to structure the proposed investment, restructuring, recapitalization, refinancing or reorganization, and a description of any non-cash consideration;

(ii)	the aggregate amount of the equity and/or debt investment to be made in the Business or the Applicants in Canadian dollars;

(iii)	the underlying assumptions regarding the pro forma capital structure;

(iv)	a specific indication of the sources of capital for the Binding Offer Bidder and the structure and financing of the transaction; and

(v)	a description of those liabilities and obligations (including operating liabilities) which the Binding Offer Bidder intends to assume and which liabilities and obligations it does not intend to assume and are to be excluded as part of the transaction;

(q)	prior to entering the Auction, the Binding Offer Bidder will be required to deliver to the Monitor a deposit in the amount of not less than 10% of the cash purchase price payable on closing or total new investment contemplated, as the case may be (the “Deposit”);

(r)	is accompanied by an acknowledgement that (i) if the Binding Offer Bidder is selected as the Successful Bidder, that the Deposit will be non-refundable subject to approval of the Successful Bid by the Court and the terms described in paragraph 27 below; and (ii) if the Binding Offer Bidder is selected as the Back-Up Bidder, that the Deposit will be held and dealt with as described in paragraph 27 below;

(s)	contemplates and reasonably demonstrates a capacity to consummate a closing of the transaction set out therein on the date that is twenty-one (21) days from the date of the issuance of the Approval Order approving such bid, or such earlier date as is practical for the parties to close the contemplated transaction, following the satisfaction or waiver of the conditions to closing (the “Target Closing Date”) and in any event no later than November 22, 2023 (the “Outside Date”); and

(t)	such other information as reasonably requested or identified as being necessary or required by the Monitor, in consultation with the Aleafia Group.

18.	The Monitor, in its reasonable judgment, and in consultation with the Aleafia Group, may waive strict compliance with any one or more of the requirements specified above (with the exception of the requirements contained in paragraphs 17(a) and 17(k), which cannot be waived without the prior written consent of the DIP Lender) and consider such non- compliant Binding Offer. For the avoidance of doubt, the completion of any Binding Offer shall be subject to the approval of the Court.

19.	In the circumstance that a Binding Offer, including one or more Binding Offers comprising an Aggregated Bid, does not provide for net cash proceeds on closing that are at least equal to the Minimum Purchase Price, the Monitor will consult with the DIP Lender and, with the consent of the DIP Lender, may elect that such Binding Offer nevertheless be considered as a potential Successful Bid and be entitled to participate in the Auction.

Selection of Successful Bid

20.	The Monitor, in consultation with the Aleafia Group, may, following the receipt of any Binding Offer, including one or more Binding Offers comprising an Aggregated Bid, seek clarification with respect to any of the terms or conditions of such Binding Offer and/or request and negotiate one or more amendments to such Binding Offer prior to determining if the Binding Offer should be considered.

21.	The Monitor and the Aleafia Group, will (i) review and evaluate each relevant Binding Offer, valued upon numerous factors as referenced above, including factors affecting the speed, certainty and value of the transaction (including any licensing, Health Canada, regulatory or legal approvals, assignments or third party contractual arrangements required to close the transactions); (ii) pursuant to paragraph 22(j) below, (A) identify the highest and otherwise best Binding Offer (the “Successful Bid”, and the Binding Offer Bidder making such Successful Bid, the “Successful Bidder”), and (B) the next highest and otherwise second best Binding Offer (the “Back-Up Bid”, and the Binding Offer Bidder making such Back-Up Bid, the “Back-Up Bidder”). Provided that the Ad Hoc Committee of Convertible Debentureholders confirms in writing that (i) it has not submitted or participated in the submission of a Binding Offer, and (ii) it is not affiliated or communicating with any Binding Offer Bidder, the Ad Hoc Steering Committee and counsel to the Ad Hoc Committee of Convertible Debentureholders shall be entitled to receive copies of each Binding Offer submitted by the Binding Offer Deadline on a confidential basis pursuant to one or more NDAs satisfactory to the Monitor as soon as reasonably practicable following receipt thereof.

22.	In the event that no Binding Offer is selected (other than the Stalking Horse Bid), the Aleafia Group will promptly seek Court approval of the Stalking Horse Agreement and the transactions contemplated therein. In the event there is at least one Binding Offer in addition to the Stalking Horse Bid, the Successful Bid will be identified through an auction in accordance with the procedure set out below.

23.	In the event that an auction (the “Auction”) is required in accordance with the terms of these Bidding Procedures, it will be conducted in accordance with the procedures set forth in this paragraph:

(a)	The Auction will commence at a time to be designated by the Monitor, on October 9, 2023, and may, in the discretion of the Monitor, be held virtually via videoconference, teleconference or such other reasonable means as the Monitor deems appropriate. The Monitor will consult with the parties permitted to attend the Auction to arrange for the Auction to be so held. Subject to the terms hereof, the Monitor, in consultation with the Aleafia Group, may postpone the Auction.

(b)	The identity of each Binding Offer Bidder participating in the Auction will be disclosed, on a confidential basis, to other Binding Offer Bidders participating in the Auction.

(c)	Except as otherwise permitted in the Monitor’s discretion, only the Aleafia Group, the Monitor and the Binding Offer Bidders, and, in each case, their respective professionals and representatives, will be permitted to attend the Auction. Only Binding Offer Bidders (including, for greater certainty, the Stalking Horse Bidder) are eligible to participate in the Auction.

(d)	Binding Offer Bidders will participate in the Auction through a duly authorized representative.

(e)	Except as otherwise set forth herein, the Monitor may waive and/or employ and announce at the Auction additional rules, including rules to facilitate the participation of parties participating in an Aggregated Bid, that are reasonable under the circumstances for conducting the Auction, provided that such rules are: (i) not inconsistent with the Initial Order, the SISP, the Bidding Procedures, the CCAA, or any order of the Court issued in connection with the CCAA Proceedings; (ii) disclosed to each Binding Offer Bidder; and (iii) designed, by the Monitor, in its reasonable judgment, and in consultation with the Aleafia Group, to result in the highest and otherwise best offer.

(f)	The Monitor may arrange for the actual bidding at the Auction to be transcribed or recorded. Each Binding Offer Bidder participating in the Auction will designate a single individual to be its spokesperson during the Auction.

(g)	Each Binding Offer Bidder participating in the Auction must confirm on the record, at the commencement of the Auction and again at the conclusion of the Auction, that it has not engaged in any collusion with the Aleafia Group or any other person, without the consent of the Monitor, regarding the SISP, that has not been disclosed to all other Binding Offer Bidders. For greater certainty, communications between the Stalking Horse Bidder and either the Aleafia Group or the Monitor with respect to and in preparation of the Stalking Horse Agreement, the SISP and the Bidding Procedures, prior to the issuance of the SISP Order and the commencement of the SISP will not represent collusion nor communications prohibited by this paragraph.

(h)	Prior to the Auction, the Monitor will identify the highest and best of the Binding Offers received and such Binding Offers will constitute the opening bid for the purposes of the Auction (the “Opening Bid”). Subsequent bidding will continue in minimum increments valued at not less than $200,000 cash in excess of the Opening Bid. Each Binding Offer Bidder will provide evidence of its financial wherewithal and ability to consummate the transaction at the increased purchase price. Further, in the event that an Aggregated Bid qualifies to participate in the Auction, modifications to the bidding requirements may be made by the Monitor, in consultation with the Aleafia Group, to facilitate bidding by the participants in the Aggregated Bid.

(i)	All Binding Offer Bidders will have the right, at any time, to request that the Monitor announce, subject to any potential new bids, the then-current highest and best bid and, to the extent requested by any Binding Offer Bidder, use reasonable efforts to clarify any and all questions such Binding Offer Bidder may have regarding the Monitor’s announcement of the then-current highest and best bid.

(j)	Each participating Binding Offer Bidder will be given reasonable opportunity to submit an overbid at the Auction to any then-existing overbids. The Auction will continue until the bidding has concluded and there is one remaining Binding Offer Bidder. The Monitor and the Aleafia Group shall determine which Binding Offer Bidders have submitted (i) the highest and otherwise best Binding Offer of the Auction, which shall be the Successful Bid, and (ii) the next highest and otherwise second best Binding Offer of the Auction, which shall be the Back-Up Bid. At such time and upon the conclusion of the bidding, the Auction will be closed, and the Binding Offer Bidder with the highest and otherwise best Binding Offer of the Auction will be the Successful Bidder. The Binding Offer Bidder with the next highest and otherwise second best Binding Offer of the Auction will be the Back- Up Bidder.

(k)	Upon selection of a Successful Bidder and a Back-Up Bidder, if any, the Successful Bidder and the Back-Up Bidder, if any, shall each deliver to the Monitor and the Aleafia Group, an amended and executed transaction document that reflects their final bid and any other modifications submitted and agreed to during the Auction, prior to the filing of the motion material for the hearing to consider the Approval Motion.

(l)	Any bids submitted after the conclusion of the Auction will not be considered.

(m)	The Monitor, in consultation with the Aleafia Group, shall be at liberty to modify or to set additional procedural rules for the Auction as it sees fit, including to conduct the Auction by way of written submissions.

24.	The Successful Bid and the Back-Up Bid, if any, will be selected by no later than 5:00 p.m. (Eastern Time) on October 9, 2023 (or such later date immediately thereafter if the Auction is conducted and not completed in one day) and the completion and execution of definitive documentation in respect of the Successful Bid and the Back-Up Bid, as applicable, must be finalized and executed no later than October 9, 2023 (or such later date immediately thereafter if the Auction is conducted and not completed in one day) which definitive documentation will be conditional only upon the receipt of the Approval Order(s) and the express conditions set out therein and will provide that the Successful Bidder will use all reasonable efforts to close the proposed transaction by no later than the Target Closing

Date, or such longer period as may be agreed to by the Monitor, in consultation with the Aleafia Group and the Successful Bidder, subject to the terms hereof. In any event, the Successful Bid must be closed by no later than the Outside Date. If a Back-Up Bid is identified in accordance with the SISP, then such Back-Up Bid shall remain open until the date (the “Back-Up Bid Outside Date”) on which the transaction contemplated by the Successful Bid is consummated or such earlier date as the Monitor, in consultation with the Aleafia Group, determines. If the transactions contemplated by the Successful Bid have not closed by the Outside Date or the Successful Bid is terminated for any reason prior to the Outside Date, the Aleafia Group and the Monitor may elect to, or by further order of the Court, seek to complete the transactions contemplated by the Back-Up Bid, and will promptly seek to close the transaction contemplated by the Back-Up Bid. The Back-Up Bid will be deemed to be the Successful Bid and the Aleafia Group will be deemed to have accepted the Back-Up Bid only when the Aleafia Group and the Monitor have made such election.

Approval of Successful Bid

25.	The Aleafia Group will apply to the Court (the “Approval Motion”) for one or more orders: (i) approving the Successful Bid and authorizing the taking of such steps and actions and completing such transactions as are set out therein or required thereby (such order shall also approve the Back-Up Bid(s), if any, should the Successful Bid not close for any reason); and (ii) granting a vesting order and/or reverse vesting order to the extent that such relief is contemplated by the Successful Bid so as to vest title to any purchased assets and/or shares in the name of the Successful Bidder and/or vesting unwanted assets and liabilities out of one or more of the Aleafia Group (collectively, the “Approval Order(s)”). The Approval Motion will be held on a date to be scheduled by the Aleafia Group and confirmed by the Court upon application by the Aleafia Group. With the consent of the Monitor and the Successful Bidder, the Approval Motion may be adjourned or rescheduled by the Aleafia Group without further notice, by an announcement of the adjourned date at the Approval Motion or in a notice to the service list maintained in the CCAA Proceedings prior to the Approval Motion. The Aleafia Group will consult with the Monitor and the Successful Bidder regarding the motion material to be filed by the Aleafia Group for the Approval Motion.

26.	All Binding Offers (other than the Successful Bid but including the Back-Up Bid) will be deemed rejected on and as of the date of the closing of the Successful Bid, with no further or continuing obligation of the Aleafia Group or the Monitor to any unsuccessful Binding Offer Bidders.

Deposits

27.	The Deposit(s):

(a)	will, upon receipt from the Binding Offer Bidder(s), be retained by the Monitor and deposited in a non-interest-bearing trust account;

(b)	received from the Successful Bidder and the Back-Up Bidder, if any, will:

(i)	be applied to the purchase price to be paid by the applicable Successful Bidder or Back-Up Bidder whose Successful Bid or Back-Up Bid, as applicable, is the subject of the Approval Order(s), upon closing of the approved transaction; and

(ii)	otherwise be held and refunded in accordance with the terms of the definitive documentation in respect of any Successful Bid or Back-Up Bid, provided that (i) all such documentation will provide that the Deposit will be fully refunded to the Back-Up Bidder on the Back-Up Bid Outside Date; and (ii) all such documentation will provide that the Deposit will be retained by the Aleafia Group and forfeited by the Successful Bidder, if the Successful Bid fails to close by the Outside Date, and such failure is attributable to any failure or omission of the Successful Bidder to fulfil its obligations under the terms of the Successful Bid; and

(c)	received from the Binding Offer Bidder(s) that are not the Successful Bid or the Back-Up Bidder will be fully refunded, to the Binding Offer Bidder(s) that paid the Deposit(s) as soon as practical following the closing of the Successful Bid.

28.	Notwithstanding anything to the contrary herein, the Stalking Horse Bidder will not be required to provide a Deposit.

“As is, Where is”

29.	Any sale (or sales) of the Property or the Business or portions thereof will be on an “as is, where is” basis except for representations and warranties that are customarily provided in purchase agreements for a company subject to CCAA proceedings. Any such representations and warranties provided for in the definitive documents will not survive closing.

Free of Any and All Claims and Interests

30.	In the event of a sale, to the extent permitted by law, all of the rights, title and interests of the Aleafia Group in and to the Property or the Business to be acquired will be sold free and clear of all pledges, liens, security interests, encumbrances, claims, charges, options, and interests thereon and there against (collectively, the “Claims and Interests”) pursuant to section 36(6) of the CCAA, such Claims and Interests to attach to the net proceeds of the sale of such Property or Business and/or excluded assets, as applicable (without prejudice to any claims or causes of action regarding the priority, validity or enforceability thereof), except to the extent otherwise set forth in the relevant transaction documents with a Successful Bidder.

Credit Bidding

31.	The Stalking Horse Bidder will be entitled pursuant to the Stalking Horse Agreement, including for greater certainty as part of the Auction, as the case may be, to credit bid or retain as Retained Liabilities all or part of the existing secured obligations owing to it, including all interest, costs and fees to which the Stalking Horse Bidder is entitled pursuant to its relevant loan, interim financing, debenture, promissory note and/or security agreements with the Aleafia Group.

32.	Any other secured party of the Applicants may include as part of a Binding Offer under this SISP all or part of its existing secured obligations owing to it as a credit bid for the Business and the Property. For the avoidance of doubt, a secured party, including, without limitation, the Stalking Horse Bidder, may only make a credit bid in relation to the Property subject to such secured party’s valid and enforceable security (in each case, the “Encumbered Assets”). To the extent that a secured party wishes to submit a Binding Offer for Property that does not form part of the Encumbered Assets (the “Unencumbered Assets”), such secured party shall specify a cash purchase price allocated to the Unencumbered Assets while making a credit bid for the Encumbered Assets that are included in such Binding Offer.

Confidentiality

33.	For greater certainty, other than as required in connection with any Auction or Approval Motion and subject to paragraph 21, neither the Aleafia Group nor the Monitor will disclose: (i) the identity of any Potential Bidder or Qualified Bidder (other than the Stalking Horse Bidder); or (ii) the terms of any bid, Sale Proposal, Investment Proposal or Binding Offer (other than the Stalking Horse Agreement), to any other bidder or any of its affiliates (provided that disclosure may be made to the DIP Lender when expressly contemplated by the SISP, such as in the event that no single Binding Offer provides for net cash proceeds that are at least equal to the Minimum Purchase Price), except to the extent the Monitor, with the consent of such applicable parties is seeking to combine separate bids into Aggregated Bids. Potential Bidders, Qualified Bidders (including the Stalking Horse Bidder) and each of their respective affiliates shall not communicate with, or contact, directly or indirectly, any other Potential Bidder, Qualified Bidder or their respective affiliates, or any secured creditors of members of the Aleafia Group, including the Ad Hoc Committee of Convertible Debentureholders, without the express written consent of the Monitor, and such communications or discussions are to take place under the supervision of the Monitor.

Further Orders

34.	At any time during the SISP, the Aleafia Group or the Monitor may apply to the Court for advice and directions with respect to any aspect of this SISP including, but not limited to, the continuation of the SISP or with respect to the discharge of its powers and duties hereunder.

Additional Terms

35.	In addition to any other requirement of the SISP:

(a)	The Aleafia Group and the Monitor, as applicable, will at all times prior to the selection of a Successful Bid use commercially reasonable efforts to facilitate a competitive bidding process in the SISP including, without limitation, by actively soliciting participation by all persons who would be customarily identified as potential bidders in a process of this kind or who may be reasonably proposed by any of the Aleafia Group’ stakeholders as a potential bidder.

(b)	Any consent, approval or confirmation to be provided by the Stalking Horse Bidder, the DIP Lender, the Aleafia Group and/or the Monitor is ineffective unless provided in writing and any approval required pursuant to the terms hereof is in addition to, and not in substitution for, any other approvals required by the CCAA or as otherwise required at law in order to implement a Successful Bid. For the avoidance of doubt, a consent, approval or confirmation provided by email will be deemed to have been provided in writing for the purposes of this paragraph.

(c)	Prior to seeking Court approval for any transaction or bid contemplated by this SISP, the Monitor will provide a report to the Court on the SISP process, parts of which may be filed under seal, including in respect of any and all bids received.

36.	This SISP does not, and will not be interpreted to create any contractual or legal relationship between the Aleafia Group and any other party, other than as specifically set forth in the NDA or any other definitive agreement executed.

37.	Notwithstanding anything to the contrary herein, the Monitor shall have no liability whatsoever to any person or entity, including without limitation any Potential Bidder, Qualified Bidder, Binding Offer Bidder, Successful Bidder or any other creditor or stakeholder, or any Applicant, as a result of implementation or otherwise in connection with this SISP, except to the extent that any such liabilities result from the gross negligence or wilful misconduct of the Monitor, as determined by the Court, and all such persons or entities shall have no claim against the Monitor in respect of the SISP for any reason whatsoever.

38.	Participants in the SISP are responsible for all costs, expenses and liabilities incurred by them in connection with the submission of any Binding Offer, due diligence activities, and any other negotiations or other actions whether or not they lead to the consummation of a transaction.

APPENDIX A

DEFINED TERMS

“Ad Hoc Committee of the Convertible Debentureholders” means the ad hoc group of holders of Aleafia Health Inc.’s secured convertible debentures issued under the amended and restated debenture indenture providing for the issue of certain convertible debentures dated as of June 27, 2022 between Aleafia Health Inc. and Computershare Trust Company of Canada, as the trustee, as supplemented by: (i) the first supplemental indenture dated as of June 27, 2022 (providing for the issue of the 8.5% Series A Secured Convertible Debentures Due June 30, 2024); (ii) the second supplemental indenture dated as of June 27, 2022 (providing for the issue of the 8.5% Series B Secured Convertible Debentures Due June 30, 2026); and (iii) the third supplemental indenture dated as of June 27, 2022 (providing for the issue of 8.50% Series C Secured Debentures Due June 30, 2028).

“Ad Hoc Steering Committee” means the three member committee elected by the Ad Hoc Committee of the Convertible Debentureholders to represent and advance the interests of the Ad Hoc Committee of the Convertible Debentureholders.

“Business Day” means a day on which banks are open for business in Toronto but does not include a Saturday, Sunday or statutory holiday in the Province of Ontario.

“DIP Lender” means Red White & Bloom Brands Inc. and its successors and permitted assigns. “Retained Liabilities” has the meaning given to it in the Stalking Horse Agreement.

APPENDIX “B”

The Monitor:

KSV Restructuring Inc.

150 King Street West, Suite 2308

Toronto, ON M5H 1J9

Attention: Noah Goldstein and Eli Brenner

Email:         ngoldstein@ksvadvisory.com / ebrenner@ksvadvisory.com

with copies to:

Osler, Hoskin & Harcourt LLP

100 King Street West

1 First Canadian Place

Suite 6200, P.O. Box 50

Toronto, ON M5X 1B8

Attention: Marc Wasserman and Martino Calvaruso

Email:         mwasserman@osler.com / mcalvaruso@osler.com

The Applicants

Aleafia Group

c/o Aird & Berlis LLP

Brookfield Place, 181 Bay St. #1800

Toronto, ON M5J 2T9

Attention: Kyle Plunkett and Mel Cole

Email:         kplunkett@airdberlis.com / mcole@airdberslis.com

SCHEDULE 2.3

EXCLUDED ASSETS

•	Equity Interests of Aleafia Health and any other Applicants that are not a Purchased Entity.

SCHEDULE 2.3(C)(D)

EXCLUDED CONTRACTS AND EXCLUDED LEASES

•	Any and all of the Applicants’ existing directors and officers insurance policies.

•	Any and all loan and security documents between any of the Purchased Entities and 126.

•	All leases and contracts that will be terminated pursuant to disclaimer notice pursuant to Section 32 CCAA.

•	The amended and restated debenture indenture dated as of June 27, 2022 between Aleafia Health and Computershare Trust Company of Canada, as indenture trustee, as supplemented by: (a) the first supplemental indenture providing for the issuance of the 8.50% Series A Secured Convertible Debentures due June 30, 2024, (b) the second supplemental indenture providing for the issuance of the 8.50% Series B Secured Debentures due June 30, 2026 and (c) the third supplemental indenture providing for the issuance of the 8.50% Series C Secured Convertible Debentures due June 30, 2028, and any and all loan and security documents related thereto to which any of the Purchased Entity is a party to.

•	The collective bargaining agreement between Canabo Medical Corp., a division of Aleafia Health Inc., as employer, and UNIFOR, Local 597, as union, with a term of September 27, 2022 – December 31, 2024 (as such agreement may have been amended, restated, supplemented or modified from time to time).

SCHEDULE 2.4

RETAINED LIABILITIES

•	Stub-period post-filing Claims contemplated by the DIP but not paid yet on the Closing Date.

SCHEDULE 2.5

EXCLUDED LIABILITIES

•	Intercompany Claims

•	Unsecured promissory notes issued to Royal Group Resources Ltd.

•	All pre-filing Claims and any liabilities arising from the termination of leases or other contracts.

•	All pre-filing Claims, including without limitation any amounts owing in respect of pre-filing excise Tax, GST/ HST.

•	All liabilities owing to any Terminated Employees in respect of the termination of employment of such Terminated Employee, including all amounts owing on account of damages in lieu of, statutory notice, termination payments, severance, benefits, bonuses or other compensation or entitlements.

•	All liabilities of any of the Companies, the Purchased Entities or Aleafia Health in connection with the amended and restated debenture indenture dated as of June 27, 2022 between Aleafia Health and Computershare Trust Company of Canada, as indenture trustee, as supplemented by: (a) the first supplemental indenture providing for the issuance of the 8.50% Series A Secured Convertible Debentures due June 30, 2024, (b) the second supplemental indenture providing for the issuance of the 8.50% Series B Secured Debentures due June 30, 2026 and (c) the third supplemental indenture providing for the issuance of the 8.50% Series C Secured Convertible Debentures due June 30, 2028, and any and all loan and security documents related thereto to which any of the Purchased Entity is a party to.

SCHEDULE 2.8(B)

IMPLEMENTATION STEPS1

1.	If requested by the Purchaser no less than seven (7) days before the Closing Date, the applicable Companies shall obtain director and shareholder approval of the requested amendments to their respective articles as contemplated by the Articles of Amendment and cause such Articles of Amendment to be filed with the applicable Governmental Authority no later than two (2) days prior to the Closing Date.

2.	At least three (3) Business Days prior to the Closing Date, the Companies shall form Residual Co. in accordance with the terms contained herein, in form satisfactory to the Purchaser, acting reasonably, and the directors thereof shall not include the directors or related parties of the Purchaser, and no such entity shall be a flow through entity for Canadian or U.S. tax purposes unless approved by the Purchaser.

3.	At least one (1) Business Day prior to the Closing Date, the Purchaser and RWB shall have entered into an assignment of indebtedness and security agreement, pursuant to which the Senior Loan Agreement, DIP Facility Term Sheet and all security and ancillary documents granted in favour of RWB in connection with each of the Senior Loan Agreement and DIP Facility Term Sheet shall be assigned to the Purchaser.

4.	On the Closing Date, all employees deemed to be Terminated Employees pursuant to Section 9.6 will be terminated by the applicable Purchased Entity.

5.	At Closing, the Excluded Assets and the Excluded Liabilities will transferred from the Purchased Entities to Residual Co. and Residual Co. shall assume the Excluded Liabilities in consideration of the transfer of the Excluded Assets.

6.	At Closing, the Purchaser will deliver the Purchase Price by delivering the Credit Bid Releases to the Applicants and the Cash Consideration to the Purchased Entities (provided that such Purchase Price shall not be applied until the occurrence of (7), below).

7.	The outstanding Equity Interests in the Companies will be cancelled and the Purchaser will subscribe for the Purchased Shares.

1 The Implementation Steps and the timing thereof are to be developed in accordance with Section 2.8 and are intended to include or reflect the concepts included below.

SCHEDULE 4.6

SUBSIDIARIES

	Name	Jurisdiction of Incorporation	Tax Registration Number
1.	Emblem Cannabis Corporation	Federal (Canada)	85070 8975 RC0002
2.	Growwise Heath Limited	Ontario	81060 7390 RC0001
3.	Canabo Medical Corporation	Federal (Canada)	81275 5635 RC0001
4.	Aleafia Farms Inc.	Ontario	88009 9247 RC0001
5.	Aleafia Retail Inc.	Ontario	72490 7688 RC0001

Additional Entity

	Name	Jurisdiction of Incorporation
6.	One Plant (Retail) Corp.	Ontario

SCHEDULE 7.1(D)

TRANSACTION REGULATORY APPROVALS

Any consent, approval and / or grant upon change of control of either of the Companies or any of the Purchased Entities as required under Cannabis Laws. For the purposes hereof “Cannabis Laws” shall mean (i) the Cannabis Licence Act, 2018, S.O. 2018, c.12, Sched. 2, the Cannabis Act, S.C. 2018, c. 16 (Canada), the Cannabis Control Act, 2017, S.O. 2017, c. 26, Schedule 1 (Ontario), and any other applicable governing legislation and the regulations thereunder, all as may be amended, supplemented or replaced from time to time and those which regulate the sale or distribution of cannabis (in various forms), cannabinoid product or paraphernalia commonly associated with cannabis and/or related cannabinoid products; and (ii) any and all other applicable provincial or municipal laws or regulations governing the cultivation, manufacture, production, storage, marketing or sale of cannabis that may be in effect from time to time.